UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CARGO Therapeutics, Inc.

(Name of Subject Company)

CARGO Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14179K101

(CUSIP Number of Class of Securities)

Anup Radhakrishnan

Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

CARGO Therapeutics, Inc.

835 Industrial Road, Suite 400

San Carlos, CA 94070

(650) 499-8950

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tessa Bernhardt

Benjamin A. Potter

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

Name and Address

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is CARGO Therapeutics, Inc., a Delaware corporation (“CARGO” or the “Company”). The address of the Company’s principal executive office is 835 Industrial Road, Suite 400, San Carlos, California 94070. The telephone number of the Company is (650) 499-8950.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is CARGO’s common stock, par value $0.001 per share (“CARGO Common Stock,” and shares of CARGO Common Stock, the “Shares”). As of July 2, 2025, there were (i) 46,516,983 Shares issued and outstanding, of which 922,095 Shares constitute Company restricted stock, (ii) 3,574,041 Shares subject to issuance pursuant to options to purchase CARGO Common Stock (each, a “CARGO Option”) pursuant to CARGO’s 2021 Stock Option and Grant Plan, as amended, and CARGO’s 2023 Incentive Award Plan (together, the “CARGO Equity Plans”), with a weighted average exercise price of approximately $13.01 per share, of which 218,676 were In-the-Money Options (as defined below) with a weighted average exercise price of approximately $3.70 per share, (iii) 260,571 Shares underlying restricted stock units (“CARGO RSUs”), (iv) 8,581,285, Shares reserved for issuance pursuant to the CARGO Equity Plans and the Company’s 2023 Employee Stock Purchase Plan (“CARGO ESPP”), 6,933,123 of which were available for future issuance, (v) 798,780 Shares reserved for issuance subject pursuant to the CARGO ESPP, all of which were available for future issuance, (vi) 1,842,499 Shares underlying pre-funded warrants (each, a “CARGO Pre-Funded Warrant”) with an exercise price of $0.001 per share, and (vii) no shares of Company preferred stock were issued or outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, address for stockholder communications and business telephone number of CARGO, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Name and Address,” which information is incorporated herein by reference. Information relating to the Offer (as defined below) is available online under the “SEC Filings” subsection of the “Financial Information” section of CARGO’s website at https://investors.cargo-tx.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to a tender offer by Concentra Biosciences, LLC, a Delaware limited liability company (“Parent”) to purchase all of the issued and outstanding Shares, for (i) $4.379 per Share in cash (the “Cash Amount”) plus (ii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated July 21, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent, Concentra Merger Sub VII, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Parent, Tang Capital Partners, LP (“TCP”) and Tang Capital Management, LLC (“TCM”) with the Securities and Exchange Commission (the “SEC”) on July 21, 2025. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 7, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among CARGO, Parent and Merger Sub, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into CARGO (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, including the CVR Agreement (as defined below), Limited Guaranty (as defined below) and Support Agreements (as defined below), collectively, the “Transactions”), with CARGO continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of CARGO in accordance with Section 251(h) of the DGCL. Accordingly, if Parent consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger, and the transactions contemplated thereby (the “Merger Closing”), without a vote of the stockholders of CARGO in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of the Shares, the Shares not tendered pursuant to the Offer (other than (i) Shares held in the treasury of CARGO immediately prior to the Effective Time, which will be cancelled without any conversion thereof and no consideration will be delivered in exchange therefor (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time and (iii) Shares that were owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer and is owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time) will each be cancelled and converted into the right to receive the Offer Price without interest (the “Merger Consideration”), in each case, subject to any applicable tax withholding.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, each CARGO Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each CARGO Option that is then outstanding with a per share exercise price that is less than the Cash Amount (an “In-the-Money Option”) will be cancelled in exchange for the right to receive: (A) an amount in cash without interest, subject to any applicable tax withholding, equal to the product obtained by multiplying (x) the excess of the Cash Amount over the per share exercise price of the CARGO Common Stock underlying such CARGO Option by (y) the number of Shares underlying such CARGO Option (the “CARGO Stock Option Cash Consideration”); and (B) one CVR for each Share underlying such In-the-Money Option. Each CARGO Option that has a per share exercise price that is equal to or greater than the Cash Amount (each, an “Out-of-the-Money Option”) will be cancelled for no consideration.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the time at which Parent first irrevocably accepts for purchase the shares of the CARGO Common Stock tendered in the Offer (the “Offer Closing Time”), each CARGO RSU that is then outstanding immediately prior to the Effective Time will vest in full and automatically be cancelled and the holder will be entitled to receive: (A) an amount in cash without interest, subject to any applicable tax withholding, equal to the Cash Amount (the “CARGO Restricted Stock Unit Cash Consideration”); and (B) one CVR.

Pursuant to the terms of the Merger Agreement, prior to the Effective Time, each CARGO Pre-Funded Warrant that is then outstanding will be cancelled in exchange for the right to receive: (A) an amount in cash without interest, subject to any applicable tax withholding, equal to the product of (x) the excess of the Cash Amount over the exercise price per Share underlying such CARGO Pre-Funded Warrant and (y) the number of Shares underlying such CARGO Pre-Funded Warrant (the “CARGO Pre-Funded Warrant Cash Consideration”); and (B) one CVR for each Share underlying such CARGO Pre-Funded Warrant.

Prior to the Effective Time, CARGO will provide that, on and following the Effective Time, no holder of a CARGO Option, CARGO RSU or CARGO Pre-Funded Warrant will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries and each CARGO Equity Plan is terminated as of the Effective Time. In addition, as of prior to the Effective Time, CARGO will take all actions necessary required to (i) terminate the CARGO ESPP as of immediately prior to the date of the Merger Closing (the “Merger Closing Date”) and (ii) provide that no new offering period will commence after the signing of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Parent to purchase Shares validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, but not limited to: (i) that the number of Shares validly tendered and not properly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares (if any) owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Merger Sub) equals at least one Share more than 50% of the number of Shares that are then issued and outstanding as of the expiration of the Offer; (ii) the Closing Net Cash (as defined in the Merger Agreement) is at least $217.5 million as of the then-scheduled expiration of the Offer; (iii) the absence of any legal restraint in effect preventing or prohibiting the consummation of the Offer or any of the other transactions contemplated by the Merger Agreement or CVR Agreement; (iv) compliance in all material respects by CARGO with its obligations under the Merger Agreement; (v) the accuracy of representations and warranties made by CARGO in the Merger Agreement, subject to certain materiality thresholds; (vi) no termination of the Merger Agreement; and (vii) other customary conditions set forth in Exhibit A to the Merger Agreement and further summarized in Section 9 of the Offer to Purchase (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to any financing condition.

The Offer will initially expire at the time that is one minute following 11:59 p.m., Eastern Time, on August 18, 2025, unless otherwise agreed to in writing by Parent and CARGO. The expiration time may also be extended under the following circumstances: (i) Parent may elect to (and if so requested by CARGO, Parent shall), extend the Offer for one or more consecutive increments of such duration as requested by CARGO (or if not so requested by CARGO, as determined by Parent), but not more than 10 business days each, if (A) as of the then-scheduled expiration time, any Offer Condition is not satisfied and has not been waived, to permit such Offer Condition to be satisfied or waived or (B) if, as of the then-scheduled expiration time, there is a dispute regarding the determination of the Closing Net Cash, to permit the resolution of the determination of the Closing Net Cash pursuant to the Merger Agreement, or (ii) to comply with any period required by the SEC or The Nasdaq Global Select Market applicable to the Offer. In no event will Parent be required or permitted to extend the Offer beyond 11:59 p.m., Eastern Time, on November 4, 2025, or on more than two occasions, which is the outside date of the Merger Agreement, without the prior written consent of CARGO.

Parent has formed Merger Sub for the purpose of consummating the Offer and effecting the Merger. As set forth in the Schedule TO, the address of Parent and Merger Sub is 4747 Executive Drive, Suite 210, San Diego, California 92121. The telephone number of each of Parent and Merger Sub is (858) 281-5372.

CARGO has made information relating to the Offer available online under the “Financial Information—SEC Filings” subsection of the “Investors” section of CARGO’s website at https://investors.cargo-tx.com/ and CAGRO has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of CARGO, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between CARGO or its affiliates, on the one hand, and (i) CARGO’s executive officer, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The Board of Directors of CARGO (the “CARGO Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Merger Sub and Their Affiliates

Merger Agreement

On July 7, 2025, CARGO, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 7 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 9 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among CARGO, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide CARGO stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by CARGO to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to CARGO. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about CARGO, Parent or Merger Sub in CARGO’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by CARGO to Parent and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among CARGO, Parent and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about CARGO, Parent or Merger Sub. CARGO’s stockholders and investors are not third-party beneficiaries of the Merger Agreement (except with respect to (i) the right of Indemnified Parties (as defined in the Merger Agreement) to indemnification and other rights set forth in the Merger Agreement, as described below in this Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance,” and (ii) from and after the time at which Parent irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and the Effective Time (as applicable), the rights of holders of Shares, In-the-Money Options, CARGO RSUs and CARGO Pre-Funded Warrants to receive the Merger Consideration), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of CARGO, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in CARGO’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and Merger Sub expect to enter into the CVR Agreement, with a rights agent (the “Rights Agent”) and a representative, agent and attorney in-fact (the “Representative”) of the holders of CVRs (“CVR Holders”). Each CVR represents the contractual right to receive certain contingent cash payments equal to “CVR Proceeds” calculated as follows:

(i)

80% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition by Parent or any of its affiliates, including CARGO after the Merger, of all or any part of CARGO’s (a) product candidate known as CRG-022, or firicabtagene autoleucel (firi-cel), an autologous CD22 chimeric antigen receptor (CAR) T-cell; (b) product candidate known as CRG-023, a CD19/CD20/CD22 tri-specific CAR T; and (c) allogenic platform, a universal vector solution designed to limit immune-based rejection and enable durable response of CAR T-cell therapy (the “Disposition Proceeds”), in each case during the period beginning on the Merger Closing Date and ending on the second anniversary following the Merger Closing Date (the “Disposition CVR Period”).

(ii)

100% of the amount by which the Closing Net Cash, as finally determined pursuant to the Merger Agreement, exceeds $217,500,000 (the “Additional Closing Net Cash Proceeds”), adjusted for any claims that arise prior to 30 days following the Merger Closing Date that are not accounted for in such Closing Net Cash (the “Additional Closing Net Cash Period”).

In the event that the applicable proceeds are not achieved prior to the end of the Disposition CVR Period or Additional Closing Net Cash Period, as applicable, holders of the CVRs may not receive any payment pursuant to the CVR Agreement.

Parent will, and will cause its subsidiaries, including the Company after the Merger, to use commercially reasonable efforts to spend up to $250,000 to, among other things, during the Disposition CVR Period (i) enter into one or more Disposition Agreements (as defined in the CVR Agreement) as soon as practicable following the Effective Time; (ii) retain an employee or consultant of Parent or Merger Sub for the purpose of maintaining and preserving the CVR Products (as defined in the CVR Agreement) and seeking, negotiating and entering into Disposition Agreements; (iii) maintain and prosecute the intellectual property relating to the CVR Product; and (iv) continue the CMC Activities (as defined in the Merger Agreement) of the CVR Products to the extent the costs associated with such CMC Activities were included in the Closing Net Cash Schedule (as defined in the Merger Agreement).

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent or Merger Sub, any constituent corporation party to the Merger or any of their respective affiliates. No interest will accrue or become payable in respect of any of the amounts that may become payable on the CVRs.

During the Disposition CVR Period, Parent will not terminate or negatively impact the required maintenance, including by failing to preserve and maintain, the CVR Products (as defined in the CVR Agreement). Parent will also comply with prosecution and maintenance obligations relating to the certain intellectual property required by any license or related term set forth in any Disposition Agreement (as defined in the CVR Agreement), to the extent such intellectual property is contemplated by said Disposition Agreement.

During the Disposition CVR Period, (i) Parent will, and will cause Merger Sub to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and Merger Sub regarding its activities (including its resources and efforts) with respect to entering into Disposition Agreements and (ii) to the extent Merger Sub licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and contracts, Parent will require such licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Merger Sub to comply with its obligations under the CVR Agreement.

The Representative, Parent, Merger Sub and the Rights Agent, without the consent of any CVR Holders, may amend the CVR Agreement for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.

With the consent of at least 30% of outstanding CVRs (the “Acting Holders”), the Representative, Parent, Merger Sub and the Rights Agent may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent will indemnify the Rights Agent against any loss, liability, damage, judgment, fine, penalty, cost or expense arising out of or in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable, documented and necessary out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under the CVR Agreement or enforcing its rights thereunder, unless such loss has been determined by a court of competent jurisdiction to be as a result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder of all CVR payment amounts, if any, (ii) the delivery of written notice of termination duly executed by Parent, Merger Sub and the Acting Holders, or (iii) the second (2nd) anniversary of the Merger Closing date.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Form of Tender and Support Agreement

In connection with the execution of the Merger Agreement, on July 7, 2025, following approval thereof by the CARGO Board, Parent and Merger Sub entered into tender and support agreements (each, a “Support Agreement”) with certain directors and officers of the Company and certain stockholders of the Company (collectively, the “Support Agreement Parties”). The Support Agreements provide that, among other things, the Support Agreement Parties irrevocably tender the Shares held by them in the Offer, upon the terms and subject to the conditions of such agreements. The Shares subject to the Support Agreements comprise approximately 17.4% of the outstanding Shares as of July 2, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or if the CARGO Board votes to approve an alternative transaction.

The foregoing summary and description of the material terms of the Form of Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender and Support Agreement, the form of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

On March 28, 2025, CARGO and TCM entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which CARGO and TCM and its affiliates, including TCP (as defined below) and Parent, agreed, subject to certain exceptions, to keep confidential any non-public, proprietary and/or confidential information about the other party, its affiliates or subsidiaries and its business, disclosed in connection with a possible negotiated transaction. The Confidentiality Agreement is effective until its termination on August 5, 2025. The Confidentiality Agreement contains a “standstill” provision that may be waived upon written consent of CARGO.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Limited Guaranty

In connection with the execution of the Merger Agreement, TCP, TCM and Parent, provided an irrevocable limited guaranty (the “Limited Guaranty”) pursuant to which TCP has agreed to guarantee (i) the payment of all amounts payable by Parent and or Merger Sub pursuant to the terms of the Merger Agreement in connection with the consummation of the transactions contemplated thereby (for the avoidance of doubt, such obligations shall include payment of Offer Price, the Merger Consideration, the CARGO Stock Option Cash Consideration, the CARGO Restricted Stock Unit Cash Consideration and the CARGO Pre-Funded Warrant Cash Consideration, without duplication); (ii) the obligation of Parent and/or Merger Sub to pay monetary damages to the Company in connection with fraud or a willful breach by Parent or Merger Sub of the Merger Agreement, together with certain enforcement costs; provided that the aggregate amount of all guaranteed obligations under clauses (i) and (ii) shall not exceed $213.1 million; and (iii) Parent and Merger Sub’s payment obligations to CVR Holders under certain provisions of the CVR Agreement and performance of covenants set forth in the CVR Agreement (the “Guaranteed CVR Obligation”); provided that the maximum amount of the Guaranteed CVR Obligation shall not exceed the CVR Proceeds plus all enforcement costs up to the CVR Expense Cap (each as defined in the CVR Agreement).

The Limited Guaranty also contained customary representations and warranties, including regarding TCP’s sufficiency of funds to fulfil its obligations with respect to the Limited Guaranty. The Guaranteed CVR Obligation is intended to be for the benefit of all CVR Holders and shall be enforceable by the Representative.

The foregoing summary and description of the material terms of the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of the Limited Guaranty, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between CARGO and Its Executive Officer, Directors and Affiliates

Interests of Certain Persons

CARGO’s executive officer and members of the CARGO Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of CARGO’s stockholders generally. The CARGO Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

•

the accelerated vesting and payment in respect of each outstanding In-the-Money Option and each outstanding award of CARGO RSUs at the Effective Time, including In-the-Money Options and CARGO RSUs held by CARGO’s executive officer and In-the-Money Options held by non-employee members of the CARGO Board that were granted pursuant to CARGO’s Non-Employee Director Compensation Program (the “Director Compensation Program”);

•	the potential receipt of severance payments and benefits by the current and former executive officers under separation agreements with CARGO; and

•	a retention bonus and additional bonus approved by the CARGO Board that are payable to CARGO’s executive officer.

Outstanding Shares Held by the Executive Officer and Directors

If the executive officer and directors of CARGO who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of

CARGO as described in the Merger Agreement. As of July 21, 2025, the sole executive officer and directors of CARGO, and if applicable, certain of their respective affiliates, beneficially owned, in the aggregate, 60,577 Shares (which, for clarity, excludes Shares subject to outstanding CARGO Options and unvested CARGO RSUs).

As of July 21, 2025, CARGO’s sole executive officer, Anup Radhakrishnan, beneficially owned 60,577 Shares and none of CARGO’s directors beneficially owned Shares (which, for clarity, in each case, excludes Shares subject to outstanding CARGO Options and unvested CARGO RSUs). The aggregate cash consideration that would be payable for Mr. Radhakrishnan’s Shares pursuant to the Offer is $265,266.68 based on the Cash Amount of $4.379 per Share, and he would receive 60,577 CVRs.

Treatment of Equity Awards in the Transactions

Treatment of CARGO Options

Immediately prior to the Effective Time, each CARGO Option that is then outstanding but not then vested or exercisable will become immediately vested and exercisable in full. After giving effect to such accelerated vesting, at the Effective Time, each In-the-Money Option will be cancelled in exchange for the right to receive: (i) the CARGO Stock Option Cash Consideration and (ii) one CVR for each Share underlying such CARGO Option. At the Effective Time, each Out-of-the-Money Option will be cancelled for no consideration.

The table below sets forth the In-the-Money Option holdings for CARGO’s executive officer and each member of the CARGO Board as of July 2, 2025, (i) the aggregate number of Shares subject to In-the-Money Options and (ii) the value of cash amounts payable in respect of such In-the-Money Options at the Effective Time, calculated by multiplying the difference between the Cash Amount and the exercise price per share of the In-the-Money Option by the number of Shares subject to such In-the-Money Option, which, in the case of Mr. Radhakrishnan, will be subject to reduction for the withholding of taxes. CARGO’s executive officer and each of CARGO’s directors will receive a CVR with respect to each Share underlying the individual’s In-the-Money Options, but no amount has been included in the table below with respect to the CVRs to be received.

Name of Executive Officer or Non-Employee Director	Number of Shares Underlying In-the- Money Options (#)	Cash Consideration for In-the-Money Options ($)
Abraham Bassan	25,000	725.00
Kapil Dhingra	25,000	725.00
Reid Huber, Ph.D.	25,000	725.00
David C. Lubner	25,000	725.00
John Orwin	40,865	52,976.38
Jane Pritchett Henderson	25,000	725.00
Krishnan Viswanadhan, Pharm.D	28,173	11,175.28
Anup Radhakrishnan	14,679	48,345.29

Treatment of CARGO RSUs

Immediately prior to the Offer Closing Time, each CARGO RSU that is outstanding immediately prior to the Effective Time will vest in full and automatically be cancelled and the holder will be entitled to receive (i) the CARGO Restricted Stock Unit Cash Consideration, and (ii) one CVR for each CARGO RSU.

The table below sets forth the CARGO RSU holdings for Mr. Radhakrishnan as of July 2, 2025, (i) the aggregate number of Shares subject to his CARGO RSUs and (ii) the value of cash amounts payable in respect of such CARGO RSUs at the Effective Time, calculated by multiplying the Cash Amount by the number of Shares subject to such CARGO RSUs, which amounts will be subject to reduction for the withholding of taxes.

Mr. Radhakrishnan will also receive a CVR for each Share underlying his CARGO RSUs, but no amounts have been included in the table below with respect to the CVRs. None of CARGO’s non-employee directors hold CARGO RSUs.

Name of Executive Officer or Non-Employee Director	Number of CARGO Unvested RSUs (#)	Cash Consideration for CARGO Unvested RSUs ($)
Anup Radhakrishnan	63,436	277,786.24

Treatment of the CARGO Equity Plans

The Merger Agreement provides that, prior to the Effective Time, CARGO will provide that, on or after the Effective Time, no holder of any CARGO Option or CARGO RSU will have the right to acquire any equity interest in CARGO or the Surviving Corporation and that each CARGO Equity Plan will be terminated as of the Effective Time.

Treatment of CARGO ESPP

The Merger Agreement provides that, prior to the Effective Time, CARGO will take all reasonable actions required to (i) terminate the CARGO ESPP as of immediately prior to the Merger Closing Date, and (ii) provide that no new offering period will commence after the signing of the Merger Agreement.

Change in Control and Severance Benefits

Severance Benefits

On April 9, 2025, CARGO entered into a separation agreement with Mr. Radhakrishnan (the “Radhakrishnan Separation Agreement”), which provides that his employment would terminate on November 13, 2025, and that, in exchange for a full release of claims, Mr. Radhakrishnan was to receive (i) the equivalent of 15 months of his base salary, to be paid in a lump sum no later than the CARGO’s second regularly scheduled payroll date that is at least ten days after the Effective Date (as defined in the Radhakrishnan Separation Agreement) (the “Severance Payment Date”), (ii) an additional cash payment equivalent to 125% of his target bonus for 2025 to be paid no later than the Severance Payment Date, (iii) an additional $49,421 that he may use for any purpose (including obtaining health insurance coverage for himself and his dependents) to be paid no later than the Severance Payment Date, and (iv) 100% vesting acceleration of his outstanding equity awards. Under the Radhakrishnan Separation Agreement, in the event of a change in control, including the Merger, the Severance Payment Date for the foregoing severance benefits (i) through (iii) will be accelerated to a date prior to the closing of such change in control transaction.

The table below sets forth the estimated values of the additional payments and benefits that Mr. Radhakrishnan would receive under his Separation Agreement (which, for the avoidance of doubt, excludes the bonuses discussed below under the headings “Retention Bonus” and “Additional Bonus”), assuming for this purpose, that the Merger Closing will be effective as of August 19, 2025 (the “Merger Closing Date”).

Name of Executive Officer	Salary Severance ($)	Bonus Severance ($)	Other Benefits(1) ($)
Anup Radhakrishnan	625,000	281,250	375,552

(1)

Consists of the sum of the payment that Mr. Radhakrishnan may use for obtaining health care coverage for himself and his dependents ($49,421), and the value of the acceleration of his outstanding In-the-Money Options and CARGO RSUs ($326,131), which was calculated by multiplying the number of Shares subject to each equity award by the difference between the Cash Amount and any exercise price.

If the amounts payable to Mr. Radhakrishnan would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, Mr. Radhakrishnan would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the executive officer.

Retention Bonus

On March 28, 2025, CARGO entered into a retention bonus agreement with Mr. Radhakrishnan (the “Radhakrishnan Bonus Agreement”), which provides that he will receive a retention bonus in the amount of $250,000, contingent upon his continuous employment with CARGO through his termination date of November 13, 2025. In the event that CARGO consummates a “strategic transaction” (as defined in the Radhakrishnan Bonus Agreement), which includes the Merger, CARGO will pay the retention bonus, less deductions and withholdings, to Mr. Radhakrishnan within ten days of the closing of the transaction.

Additional Bonus

On July 18, 2025, the CARGO Board approved a payment to Mr. Radhakrishnan of a performance bonus in the amount of $250,000, in recognition of the management team’s strong performance in winding down the liabilities of CARGO in an efficient and effective manner under his leadership.

Non-employee Director Compensation Program

CARGO has granted stock options under the CARGO Equity Plans, including in accordance with the terms of the amended and restated non-employee director compensation program, effective November 14, 2023 (the “Non-Employee Director Compensation Program”), that are outstanding and held by CARGO’s non-employee directors. Pursuant to the CARGO Equity Plans and the Non-Employee Director Compensation Program, the vesting of stock options held by CARGO’s non-employee directors will accelerate in full upon a “change in control” transaction. The Merger Closing will be a “change in control” within the meaning of the CARGO Equity Plans and the stock options held by CARGO’s non-employee directors.

The foregoing summary and description of the material terms of the Radhakrishnan Bonus Agreement, the Radhakrishnan Separation Agreement and Non-Employee Director Compensation Program do not purport to be complete and are qualified in their entirety by reference to the full text of the Radhakrishnan Bonus Agreement, the Radhakrishnan Separation Agreement and Non-Employee Director Compensation Program, which are filed as Exhibits (e)(15), (e)(16) and (e)(10) hereto and are incorporated herein by reference.

Future Arrangements

It is possible that employees of CARGO who remain employed following the Merger Closing Date, including the executive officer, will enter into new compensation arrangements or consulting agreements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities or consulting engagements were negotiated between Mr. Radhakrishnan or members of the CARGO Board and Parent.

Section 16 Matters

The Company and the CARGO Board will, to the extent necessary and in accordance with the Merger Agreement, take appropriate actions to approve, for purposes of Section 16(b)-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the dispositions or cancellations of Shares (including derivative securities with respect to such Shares) in connection with the Merger Agreement or the Transactions by each individual who is subject to the reporting requirements of Section 16 of Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of CARGO for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the certificate of incorporation of CARGO, the bylaws of CARGO and/or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent, for a period of six (6) years.

At or prior to the Effective Time, CARGO has agreed to obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the Merger Agreement or any of the Transactions) for the period beginning upon the Offer Closing Time and ending six (6) years from the Effective Time in favor of the current or former directors or officers of CARGO; provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 200% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (as defined in the Merger Agreement). If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six (6) years from the Effective Time, Parent shall either purchase such six (6) year “tail” insurance policies or Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time; provided that in no event will Parent or CARGO be required to pay annual premiums for insurance in excess of 200% of the amount of the annual premiums currently paid by CARGO for the Existing D&O Policies, it being understood that if the annual premium exceeds the annual premiums currently paid for the Existing D&O Policies, Parent will be obligated to provide as much coverage as may be obtained for such 200% amount.

In the event that (a) Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, or (b), Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision be made so that the applicable successors and assigns or transferees of Parent expressly assume the obligations described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the CARGO Board

On July 7, 2025, the CARGO Board unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement (collectively, the “Transactions”) are fair to, and in the best interests of the Company and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions; (iii) declared the Merger Agreement and the Transactions advisable; (iv) declared that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of the Merger Agreement, effected as soon as practicable following the consummation of the Offer and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Parent pursuant to the Offer.

Accordingly, and for the reasons described in more detail below in this Item 4 under the heading “Reasons for the Recommendation of the CARGO Board,” the CARGO Board recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A press release, dated July 8, 2025, issued by CARGO announcing the Offer, is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following background summarizes the key meetings and events that led to the signing of the Merger Agreement. This background does not purport to catalog every conversation of or among the CARGO Board, its representatives or other parties.

The CARGO Board and management routinely evaluate the Company’s performance, future growth prospects, business plans and overall strategic direction and consider a variety of strategic alternatives that may be available to the Company, including continuing to pursue the Company’s strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value. In particular, the CARGO Board and management, from time to time, have considered a number of potential collaboration and licensing relationships, financings, restructurings and other strategic transactions, including evaluating a potential sale of the Company, especially in light of the Company’s ad hoc data readout from its FIRCE-1 Phase 2 study of firicabtagene autoleucel (firi-cel) in January 2025.

On January 28, 2025, the CARGO Board approved a reduction of the Company’s workforce by approximately 50% in connection with Company’s decision to discontinue the FIRCE-1 Phase 2 study of firi-cel.

On January 29, 2025, the Company announced that it was discontinuing the FIRCE-1 Phase 2 study, reducing its headcount, and evaluating strategic options.

On February 6, 2025, the CARGO Board and management held a meeting with TD Securities (USA) LLC (“TD Cowen”), the Company’s financial advisor, to discuss strategic alternatives, including a go-forward plan for certain product candidates and potential types of transactions available to the Company, including an acquisition, merger, reverse merger, other business combination, sales of assets or other strategic transactions to optimize value to the Company stockholders.

From early February 2025 to early March 2025, the Company and, in accordance with the Company’s directives, TD Cowen contacted 16 potential strategic buyers. Ten of the potential strategic buyers expressed potential interest in the Company and/or its assets and, of those parties, seven parties held introductory calls with management and three parties entered into confidentiality agreements with the Company.

On February 21, 2025, representatives of the Company’s senior management met with representatives of TCM, a stockholder of the Company since its initial public offering, to discuss a potential transaction with the Company and certain topics regarding the Company’s business, including certain of the Company’s clinical programs and financial information of the Company.

On February 23, 2025, the Company received a non-binding indication of interest from a financial buyer, which we refer to as Party A. Party A proposed a total cash consideration of $230,000,000, subject to a target net cash of at least $290,000,000, consisting of $215,000,000 upfront, plus (i) up to $15,000,000 via a cash CVR, (ii) a spin-off company (“SpinCo”) CVR entitling shareholders to 33% of the realized value upon the subsequent sale of SpinCo. or its monetization of any assets in SpinCo, and (iii) 80% of net proceeds from the disposition of firi-cel within 24 months from the sale or out-license of firi-cel.

On February 28, 2025, the CARGO Board and management held another meeting with TD Cowen to discuss strategic alternatives in light of the Company’s situation, including a go-forward plan for certain product candidates and the types of transactions available to the Company, including a sale of the Company, an asset sale or out-licensing and a merger, and a liquidation or other extraordinary return of capital to the Company’s stockholders.

On March 13, 2025, the CARGO Board and management held a meeting with representatives of TD Cowen and the Company’s outside counsel, Latham & Watkins LLP (“Latham”). At the board meeting, the CARGO Board resolved to appoint Anup Radhakrishnan as the Interim CEO. At this meeting, the CARGO Board also approved the formation of a transaction committee for the purpose of identifying, considering, evaluating and making recommendations to the CARGO Board regarding a potential strategic transaction (the “Transaction Committee”), and appointed Mr. David Lubner, Mr. John Orwin and Mr. Kapil Dhingra to serve on the Transaction Committee. The Transaction Committee was formed for expediency of process, and not in response to any actual or potential conflict of interest concerns. The CARGO Board delegated to the Transaction Committee the full power and authority of the CARGO Board to, among other things, (a) identify, consider, study, review, monitor and evaluate proposals, offers and other communications to and from third parties and potential strategic partners regarding the Company’s interest in possibly entering into a potential transaction; (b) serve as a focal point for communications between non-committee directors, third parties and the Company’s management with respect to a potential transaction; (c) monitor the progress and content of any negotiations and agreements between the Company and potential third-party strategic partners and investors with respect to a potential transaction; (d) provide such additional information and materials as it may deem necessary or advisable to make the CARGO Board aware of significant occurrences or changes in the Company’s consideration and analysis of a potential transaction; and (e) make recommendations to the CARGO Board with respect to any potential transaction. Also at the meeting, TD Cowen provided an update on the Company’s outreach process to strategic buyers and discussed with the CARGO Board a potential pivot to an evaluation of strategic alternatives, including a reverse merger, other business combination or transaction with a financial buyer.

On March 18, 2025, as directed by the CARGO Board’s determination on March 13, 2025, the Company announced its decision to suspend further development of both CRG-023 and the Company’s allogeneic platform, an increase in the reduction in force from 50% to 90% and the Company’s decision to proceed with a reverse merger, other business combination or transaction with a financial buyer.

Commencing on March 18, 2025, 141 process letters were distributed to potential counterparties for a reverse merger transaction. During this period, the Company received 49 reverse merger proposals and three proposals for licensing transactions.

On March 20, 2025, representatives of the Company’s senior management and TD Cowen contacted Parent and TCM to discuss a potential transaction with the Company.

On March 28, 2025, the Company received a revised non-binding indication of interest from Party A. Party A’s revised proposal included a total cash consideration of $245,000,000, subject to a target net cash of at least $305,000,000, consisting of $225,000,000 upfront, plus (i) up to $20,000,000 via a cash CVR, (ii) 80% of net proceeds from the disposition of CRG-023 within 24 months from the sale or out-license of CRG-023 and (iii) 80% of net proceeds from the disposition of firi-cel within 24 months from the sale or out-license of firi-cel.

Also on March 28, 2025, the Company and TCM entered into a confidentiality agreement, which included a 90-day standstill provision and customary fall-away provisions.

On April 2, 2025, the Company received a non-binding indication of interest from Party B, a publicly held financial buyer. Party B’s proposal included upfront cash consideration of $202,500,000, subject to a target net cash of at least $215,000,000, and a cash CVR for 90% of the net proceeds from the sale of the Company’s legacy assets. To the extent net cash exceeded $215,000,000, 100% of the proceeds would be distributed to the Company’s stockholders. Party B’s proposal also included an alternative structure for upfront consideration of $202,500,000, consisting of (i) $162,500,000 cash upfront and (ii) $40,000,000 of Party B stock.

Also on April 2, 2025, the Company received a non-binding indication of interest from Party C, a privately held, clinical-stage biotechnology company, proposed a reverse merger transaction with an ascribed valuation of the Company of $200,000,000 (assuming closing net cash of $175,000,000) and an ascribed valuation of Party C of $438,000,000, with an implied ownership interest in the combined company of approximately 27% for existing CARGO stockholders following a contemplated concurrent financing of $100,000,000.

Also on April 2, 2025, the Company received a non-binding indication of interest from Party D, a privately held, clinical-stage biotechnology company, proposed a reverse merger transaction with an ascribed valuation of the Company of $185,000,000 (assuming closing net cash of $175,000,000) and an ascribed valuation of Party D of $495,000,000, with an implied ownership interest in the combined company of approximately 24% for existing CARGO stockholders following a contemplated concurrent financing of $100,000,000.

Also on April 2, 2025, the Company received a non-binding indication of interest from Party E, a publicly traded, clinical-stage biotechnology company, proposed a reverse merger transaction with an ascribed valuation of the Company of $115,000,000 (assuming closing net cash of $100,000,000, with a $75,000,000 cash dividend to CARGO stockholders) and an ascribed valuation of Party E of $426,000,000, with an implied ownership interest in the combined company of approximately 21% for existing CARGO stockholders.

Also on April 2, 2025, the Company received a non-binding indication of interest from Party F, a privately held, clinical-stage biotechnology company, proposed a reverse merger transaction with an ascribed valuation of the Company of $175,000,000 (assuming closing net cash of $175,000,000) and an ascribed valuation of Party F of $200,000,000, with an implied ownership interest in the combined company of approximately 37% for existing CARGO stockholders following a contemplated concurrent financing of $100,000,000.

Also on April 2, 2025, the Company received a non-binding indication of interest from Party G, a privately held, clinical-stage biopharmaceutical company, proposed a reverse merger transaction with an ascribed valuation of the Company of $210,000,000 (assuming closing net cash of $200,000,000) and an ascribed valuation of Party G of $550,000,000, with an implied ownership interest in the combined company of approximately 24% for existing CARGO stockholders following a contemplated concurrent financing of $100,000,000.

On April 3, 2025, the CARGO Board and management held a meeting with TD Cowen present, during which the CARGO Board reviewed reverse merger proposals received during the Company’s outreach period and provided preliminary guidance on prioritizing such proposals.

On April 7, 2025, representatives of the Company’s senior management and TD Cowen held a call with representatives of Parent and TCM to further discuss a potential transaction with the Company and certain topics regarding the Company’s business, including certain of the Company’s clinical programs and financial information of the Company.

On April 8, 2025, the CARGO Transaction Committee and management held a meeting with TD Cowen present, during which the CARGO Transaction Committee continued to review reverse merger proposals and selected counterparties with which to hold management presentations. The CARGO Transaction Committee also discussed proposals from financial buyers.

On April 10, 2025, the CARGO Board convened, with management and TD Cowen present, and selected five parties from the approximately 49 reverse merger proposals received to invite for management presentations, including Party C, Party D, Party E, Party F and Party G. In addition, the CARGO Board determined to evaluate proposals from financial buyers in parallel, including the proposals received from Party A and Party B.

From April 10, 2025 to April 22, 2025, the Company and the selected reverse merger counterparties, Party C, Party D, Party E, Party F and Party G, entered into confidentiality agreements, and the selected reverse merger counterparties provided management presentations to the CARGO Board with representatives of TD Cowen present at such management presentations.

On April 23, 2025, the CARGO Transaction Committee and management held follow-up due diligence calls with Party D and Party G.

On April 24, 2025, the CARGO Board and management held a meeting with TD Cowen present, during which the potential prioritization and acceleration of a transaction with a financial buyer rather than a strategic buyer was discussed.

From late April 2025 through early May 2025, financial buyer process letters were distributed to four potential buyers, including Parent, Party B, Party H (a subsidiary of a privately held biotechnology company), and Party I (a privately held financial buyer). Consistent with the CARGO Board’s discussion at the CARGO Board meeting on April 24, 2025, negotiations with Party D, Party E and Party G were suspended. Other potential counterparties, including Party C and Party F, were informed that they were no longer in consideration.

On April 29, 2025, the Company and Party B entered into a confidentiality agreement, which included a standstill provision and customary fall-away provisions and, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen held a call with representatives of Party B and provided a summary of the Company’s closing cash and tax attributes.

Also on April 29, 2025, the Company received a non-binding proposal of investment and licensing agreement from Party H, which proposed an asset licensing from a third-party biotechnology company directly into the Company for $120,000,000 in total consideration (split into $50,000,000 in cash and $70,000,000 in equity). Party H’s proposal also provided that net cash at the time of the transaction would be returned to the Company’s stockholders and the Company itself would be recapitalized through a concurrent financing of $150,000,000, and the existing stockholders would be issued a contingent value right through which they would receive payment for any assets of the Company monetized (the “Party H Proposal”).

On May 1, 2025, the CARGO Board and management held a meeting at which representatives of TD Cowen were present. During the meeting, TD Cowen provided an overview of the Company’s outreach process and discussions with active financial buyers, which included Parent, Party B, Party H and Party I.

Also on May 1, 2025, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen spoke with representatives of Parent and TCM to discuss process timelines.

Also on May 1, 2025, CARGO entered into confidentiality agreements with Party H and Party I, which included a standstill provision and customary fall-away provisions.

On May 5, 2025, the Company received two proposals: (i) a non-binding indication of interest proposal from Parent and (ii) a non-binding proposal of investment and licensing agreement from Party H. Parent proposed to acquire 100% of the equity of the Company for a cash price equal to closing net cash less a 6% retention, plus a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition of the Company’s product candidates and/or intellectual property. Party H’s proposed terms were consistent with the Party H Proposal received on April 29, 2025.

On May 7, 2025, Party B submitted an updated non-binding indication of interest to the Company (“Party B’s Revised Proposal”). Party B’s Revised Proposal was for the acquisition of 100% of CARGO Common Stock, and consisted of consideration of $218,000,000, which valued the Company at approximately $4.55 per Share, plus one contingent value right for 90% of the near-term net proceeds from the sale of the Company’s legacy assets. Such valuation assumed that the Company would have $227,000,000 in cash at the time of closing a transaction less a $9,000,000 (or 4%) retention.

On May 9, 2025, the Company received a non-binding indication of interest from Party I. Party I proposed to acquire at least 95% of the outstanding shares of the Company for an aggregate purchase price of at least $220,000,000, and 3% of the aggregate purchase price would be deducted at closing for purposes of winding down the Company. Party I’s proposal allowed for a reduction in the purchase price if the Company had a closing cash balance of less than 97% of $220,000,000. Party I’s proposal also required that an exclusivity agreement be entered into between the Company and Party I.

Also on May 9, 2025, the CARGO Board and management held a meeting with representatives of TD Cowen and Latham present. During the meeting, the proposals from four separate financial buyers (Parent, Party

B, Party H and Party I) were discussed and management provided an updated estimate of cash available at the time of an anticipated closing of a transaction.

Also on May 9, 2025, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen held a call with Party B during which an expedited due diligence review process was discussed.

Also on May 9, 2025, Party H advised the Company that Party H was withdrawing from the process.

On May 12, 2025, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen held a call with Parent and TCM, in which a due diligence list was requested from Parent and precedent merger agreements were discussed.

On May 13, 2025, representatives of Latham held a conference call with representatives of Covington & Burling LLP (“Party I’s Counsel”) to discuss additional details regarding Party I’s original proposal, including the expected timeline required for due diligence and preparation of definitive documents and expected return of capital to CARGO stockholders. Representatives of Party I’s Counsel indicated that the preliminary proposal had been approved by Party I’s senior management and that they expected Party I’s due diligence to be completed efficiently and without significant disruption.

On May 15, 2025, representatives of the Company and TD Cowen held a call with Party B in which the representatives of the Company addressed certain clinical and financial topics concerning the Company.

Also on May 15, 2025, the Company provided certain representatives of Parent and TCM with access to CARGO’s electronic data room. Subsequently, Parent and TCM conducted due diligence review of non-public information provided in CARGO’s electronic data room.

On May 16, 2025, Party I submitted an updated non-binding indication of interest to acquire all outstanding shares of the Company in exchange for (i) an upfront cash payment equal to 97% of the balance of the net cash and (ii) one contingent value right for each share entitling such holders to 80% of any proceeds received by the Company as a result of any disposition of the Company’s assets, intellectual property or technology (“Party I’s Revised Proposal”). Party I’s Revised Proposal assumed that the Company would have a balance of net cash of at least $220,000,000 at the time of closing. Party I’s Revised Proposal also noted that Party I would require debt financing in order to consummate the transaction.

On May 20, 2025, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen held a call with Party B to provide a status update, including regarding the due diligence process, cash matters and timing on the merger agreement.

On May 21, 2025, representatives of Parent and TCM called representatives of TD Cowen providing an update regarding Parent’s and TCM’s due diligence process and timing for a draft merger agreement. On the call, Parent and TCM noted that the Company’s assignment of its lease agreement (the “Lease Assignment”) was the primary outstanding item in discussions with the Company.

Also on May 21, 2025, representatives of the Company and TD Cowen held a call with Parent in which the representatives of the Company addressed certain financial, clinical and chemistry, manufacturing and control topics concerning the Company.

On May 22, 2025, the CARGO Board and management held a meeting with representatives of TD Cowen present. At the meeting, representatives of TD Cowen provided an update on the active financial buyers, which included Parent, Party B and Party I, and a tentative timeline, subject to finalizing the Lease Assignment. Following these discussions, the CARGO Board decided to prioritize proposals from Parent and Party B given the status of ongoing due diligence, available funds to consummate the transaction, and certainty of closing taking into consideration Parent’s and Party B’s experience in consummating similar transactions.

Also on May 22, 2025, representatives of Parent and TCM spoke with representatives of the Company’s senior management and TD Cowen to discuss certain topics regarding the Company’s business, including certain of the Company’s clinical programs and certain financial information of the Company.

Also on May 22, 2025, the Company executed a non-binding letter of intent to begin working with a counterparty to draft the Lease Assignment and landlord consent.

On May 23, 2025, representatives of Parent and TCM shared with representatives of the Company’s senior management and TD Cowen initial drafts of (i) the merger agreement and (ii) the CVR agreement. Representatives of Latham and representatives of Gibson, Dunn & Crutcher LLP (“Parent’s Counsel”) held a conference call to discuss Parent’s proposal and process on the merger agreement, as well as the timing of the transaction and related matters. Parent’s initial draft of the merger agreement generally reflected the terms of its May 5, 2025 proposal and included a fixed cash price per share representing a 6% retention based on a minimum net cash closing condition of $185,500,000. The draft Merger Agreement generally included customary terms and conditions for such an agreement including, among other things, for (a) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h), (b) the acceleration and cash out of certain Company equity awards, (c) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defined the standard for certain closing risks, (d) customary representations and warranties with respect to the Company, Parent and Merger Sub, including a representation by Parent and Merger Sub regarding the concurrent delivery of an executed limited guaranty to guarantee Parent’s and Merger Sub’s obligations under the Merger Agreement and the CVR Agreement, (e) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constituted or would reasonably be expected to lead to a superior proposal and (f) the Company’s ability to terminate the Merger Agreement to accept a superior proposal after providing Parent with a right to match such proposal. The draft Merger Agreement also included, among other things, (i) reductions to the Company’s estimated closing net cash for all remaining lease-related obligations, up to $250,000 for any legal proceedings and settlements, up to $500,000 of transaction expenses incurred by Parent or Merger Sub and up to $400,000 to cover expenses under the CVR Agreement (the “CVR Expense Cap”), (ii) a termination fee payable by the Company in certain circumstances, including entry into a superior proposal, (iii) a minimum closing net cash condition of $185,500,000 and (iv) a cap on the annual premium for the D&O tail policy to be obtained.

The draft CVR Agreement provided by Parent provided for, among other things, (a) the payment of the 80% of the Net Proceeds (as defined in the CVR Agreement), if any, from the sale, transfer, license or other disposition by Parent or any of its affiliates, including CARGO after the Merger, of all or any part of the Company Products (as defined in the CVR Agreement), (b) the introduction of a “CVR Additional Net Closing Proceeds Amount” representing the right for CVR holders to receive a cash payment equal to 94% of the amount by which closing net cash exceeded the minimum closing net cash condition, as determined 30 days following the merger closing date, (c) the use of commercially reasonable efforts to maintain the Company’s Products and continue certain CMC activities and (d) an expiration period of one year.

On May 27, 2025, representatives of Gibson, Dunn & Crutcher LLP (“Party B’s Counsel”) shared an initial draft of Party B’s proposed merger agreement with representatives of Latham. Party B’s draft generally reflected the terms of Party B’s Revised Proposal and proposed, among other things, a two-part, fixed price per share and additional price per share, concept for the transaction based on minimum net cash closing condition of $227,000,000 less a 4% retention, as adjusted for excess cash prior to the closing of a tender offer. The draft merger agreement generally included customary terms and conditions for such an agreement including, among other things, for (a) the transaction to be structured as a cash tender offer followed immediately by a back-end merger pursuant to DGCL Section 251(h), (b) the acceleration and cash out of certain Company equity awards, (c) customary exceptions to the definition of “Company Material Adverse Effect,” which generally defined the standard for certain closing risk, (d) customary representations and warranties with respect to the Company, Party B and its merger sub, (e) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constituted or would reasonably be expected to lead to a superior proposal and (f) the Company’s ability to terminate the merger agreement to accept a superior proposal after providing Party B with a right to match such proposal. The draft merger agreement also included (i) reductions to the Company’s closing net cash for all remaining lease-related obligations, all existing or anticipated legal proceedings and settlements, and 50% of all fees and expenses for the SEC filings and printing, mailing and distribution of the tender offer documents to be borne by the Company and the other 50% to be paid by Party B, (ii) termination rights for each of Party B and the Company, including a termination right for Party B if the Company’s closing net cash was below $227,000,000, subject to Party B’s completion of due diligence and the Company’s final determination of closing net cash, pursuant to which the Company would be required to pay a termination fee equal to 3% of the Company’s closing net cash, and an expense reimbursement payment of $1,250,000 and (iii) a cap on the annual premium for the D&O tail policy to be obtained.

Also on May 27, 2025, the Company received an initial draft of the CVR agreement from representatives of Party B. The draft CVR agreement provided for, among other things, (a) the payment of (i) 100% of the proceeds from dispositions, if any, from the sale, transfer, license or other disposition by Party B (under Party B’s proposal) or any of its affiliates, including the Company after the merger, of all or any part of the Company’s products (as defined therein) (each, a “disposition”) if entered into prior to the tender offer closing and (ii) 90% of the proceeds for dispositions entered into after the tender offer closing, (b) the use of commercially reasonable efforts to maintain the Company’s products and continue certain CMC activities and (c) an expiration period of one year, subject to certain exceptions.

Also on May 27, 2025, in accordance with the directives of the CARGO Board and management, representatives of TD Cowen held a call with Party B, in which Party B requested a call with the Company to review the Company’s updated closing net cash schedule and cash and outstanding liabilities. Party B indicated its preference that the Lease Assignment matter be settled by no later than the closing of the proposed transaction.

On May 28, 2025, representatives of the Company held a call with representatives of Party B to review the Company’s updated closing net cash schedule and cash and outstanding liabilities. Representatives of TD Cowen also attended this call.

Also on May 28, 2025, TD Cowen provided the CARGO Board with certain disclosures regarding TD Cowen’s material investment banking relationships with the Company, Parent, Party B and Party I during the approximate prior two-year period, which indicated that TD Cowen had no material relationships with the Company, Parent, Party B or Party I during such period.

On May 29, 2025, the CARGO Board and management held a meeting with representatives of TD Cowen and Latham present. TD Cowen provided an update on the Company’s process with financial buyers. The CARGO Board also discussed with management an overview of the Company’s estimated cash at closing and current status of negotiations on the proposed Lease Assignment with the Company’s landlord and potential sublessee, which Parent and Party B both indicated was an important issue and a condition for the Company to finalize in order to complete due diligence and sign and announce a proposed transaction.

Also on May 29, 2025, representatives from Parent and TCM requested an update on the status of the merger agreement and provided representatives of Latham with a draft of the Limited Guaranty and drafts of the exhibits and schedules to be included in the Merger Agreement, including the Form of Tender and Support Agreement.

On June 6, 2025, representatives of Latham shared a revised draft of the merger agreement with representatives of Party B’s Counsel. The revised draft reflected certain provisions which covered, among other things, (a) changes to the definitions of the components used in the calculation of the Company’s closing net cash, including adding a $150,000 cap for post-closing legal proceedings costs, (b) limits to transaction expenses incurred by Party B, (c) the Company’s discretion in extending its proposed tender offer, (d) no cash or CVR consideration for out-of-the-money options, (e) cash consideration for each CARGO Pre-Funded Warrant,

(f) raising the maximum cap on the annual premium for the D&O tail policy to be obtained to 300% of CARGO’s previous D&O tail policy, (g) limiting the role of Party B in any potential stockholder litigation, (h) the burden in relation to the Company’s obligation to terminate the 401(k) plans, (i) the inclusion of an outside date by which the merger must be consummated, and (j) a lesser termination fee payable by the Company of 1.75% of the Company’s closing net cash, once determined, and an expense reimbursement payment of $500,000.

Also on June 6, 2025, representatives of Latham shared a revised draft of the merger agreement with representatives of Parent, TCM and Parent’s Counsel. The revised draft reflected certain provisions which covered, among other things, (a) changes to the definitions of the components used in the calculation of the Company’s closing net cash, including removing the $400,000 CVR Expense Cap in each of the merger agreement and CVR Agreement and decreasing the amount for any legal proceedings and settlements from $250,000 to $150,000, (b) changes to the definition of Transaction Expenses to (i) decrease the transaction expense cap for Parent and Merger Sub from $500,000 to $150,000, (ii) introduce a 50% split for all fees and expenses for the SEC filings and printing, mailing and distribution of the tender offer documents and (iii) exclude any fees or expenses payable to an information agent for the proposed transaction, (c) the introduction of the Wind-Down Process for purposes of winding down the Company’s operations and reflecting such changes throughout the Merger Agreement, including in the representations and warranties and interim operating covenants sections, (d) an increase in certain material contract thresholds under the Merger Agreement, (e) raising the cap on the annual premium for the D&O tail policy to be obtained from 200% to 300%, (f) reducing the period in which a termination fee would be payable by the Company following a termination resulting from the acceptance of a superior proposal, (g) the introduction of certain covenants and post-closing obligations on Parent and Merger Sub related to maintenance of COBRA continuation coverage for CARGO’s eligible former employees and to cause the payment of certain retention and separation bonuses, (h) an extension of the outside date from 90 to 120 days following the execution of the Merger Agreement, and (i) decreasing the termination fee payable by the Company from 2% of the cash purchase price to 1.75% of Closing Net Cash, once determined.

On June 10, 2025, in accordance with the directives of the CARGO Board and Company management, representatives of TD Cowen held a call with Party B whereby Party B confirmed it would provide comments to the draft merger agreement following the Company’s resolution of the Lease Assignment.

Also on June 10, 2025, representatives of the Company’s senior management and TD Cowen held a call with representatives of Parent and TCM to discuss a reduction of the retention amount in Parent’s initial proposal and, after such discussions, Parent agreed that a reduced retention would be reflected in the next draft of the Merger Agreement.

On June 11, 2025, the Company received an updated draft of the Lease Assignment, which required further revisions as the Company continued to exchange comments on various commercial and legal terms.

On June 12, 2025, the CARGO Board and Company management held a meeting with representatives of TD Cowen and Latham present. Company management noted that the Wind-Down Process was going well and also provided an update on the negotiations and timeline for finalizing the Lease Assignment and obtaining the landlord’s consent. In addition, TD Cowen provided the latest updates on discussions with Party B and Parent. Afterwards, representatives of Latham discussed key differences in the merger agreement drafts from Parent and Party B.

On June 17, 2025, the Company received an updated draft of the Lease Assignment, which reflected progress on the previously discussed items. The Company continued to work on providing the decommissioning certificate to the lease assignee and updating the landlord’s consent to include release of liability language.

Also on June 17, 2025, representatives of Latham shared a revised draft of a CVR agreement with representatives of Party B’s Counsel. The revised draft contemplated that out-of-the-money options would not be entitled to receive a CVR. The draft also incorporated representations made by the merger sub related to its ability to make payments under the CVR Agreement and added the concept of “Further Savings Proceeds” for the payment of any proceeds realized between the closing date and the expiration date under the CVR agreement, as well as audit rights related to such Further Savings Proceeds.

On June 18, 2025, the CARGO Board held a meeting, at which members of CARGO management, representatives of TD Cowen and representatives of Latham were present. Representatives of Latham provided a review of the fiduciary duties of directors in connection with evaluating the Company’s strategic alternatives, including the transactions contemplated by the Merger Agreement, and summarized the material terms in each of the merger agreements with Parent and Party B, as well as key differences in the proposed drafts of the CVR agreements with Parent and Party B and provided an overview of TD Cowen’s material relationships disclosure, which was provided to the CARGO Board in advance of the meeting. In addition, TD Cowen noted that the transaction was in a holding pattern until the Lease Assignment matter was resolved and provided an overview of financial terms of the potential transactions with Parent and Party B. The Company’s Interim CEO provided an update on the Lease Assignment negotiations, noting it was under review for final comments and there was a strong desire by all parties to resolve the matter promptly prior to completing and announcing a transaction.

On June 20, 2025, representatives of the Company’s senior management and Parent held a call during which the parties discussed the potential transaction, and a representative of Parent noted that Parent might be willing to increase its previous proposal. In accordance with the directives of the CARGO Board and management, TD Cowen thereafter held a call with Parent requesting its updated and final proposal. Parent communicated to TD Cowen that it would not be increasing its proposal.

On June 23, 2025, representatives of the Company’s senior management held a call with representatives of Parent during which it provided an update on the Lease Assignment negotiations and indicated to Parent that it would have to increase its proposal to remain in the process.

On June 25, 2025, the CARGO Board and management held a meeting with representatives of TD Cowen present, at which management provided an update on the ongoing lease negotiations and TD Cowen provided an overview of potential next steps in completing a merger transaction.

On June 27, 2025, representatives of the Company’s senior management held a call with Parent in which Parent verbally shared an updated proposal and indicated a willingness to close the transaction promptly. Parent’s revised verbal proposal reflected a cash price equal to closing net cash less a 2% retention for Parent based on a $222,000,000 minimum closing net cash condition.

Also on June 27, 2025, in accordance with the directives of the CARGO Board and management, TD Cowen held a call with Party B, in which Party B expressed it was in a position to sign and announce the transaction before the end of the month. Party B also shared an update on its proposed merger agreement and related disclosure schedules, as well as remaining due diligence items.

Also on June 27, 2025, representatives of Party B’s Counsel shared a revised draft of the merger agreement with representatives of the Company and representatives of Latham. The updated agreement proposed for Party B, rather than its merger sub, as the party initiating and consummating the tender offer. The updated agreement also (i) changed the cash amount construct from a base price per share with an additional price per share to only a base price per share generally reflecting Party B’s Revised Proposal based on minimum net cash closing condition of $227,000,000 less a 4% retention, (ii) made changes to the time at which closing net cash would be calculated and what constituted a transaction expense for such calculation, (iii) increased the Company’s expense reimbursement payment to Party B in case of a termination, (iv) increased the cap on stockholder litigation that constituted part of the estimated cost post-merger closing, (v) reduced the time-frame from the closing of the tender offer to closing, (vi) addressed the Company’s public company requirements up until the effective time, (vii) increased the time for which the Company would be required to pay a termination fee if it accepted an alternate proposal, (viii) made general changes to the Company’s tax covenants, and (ix) increased Party B’s level of involvement in any legal proceeding to which the Company was a party.

On June 28, 2025, representatives of the Company held a call with representatives of Parent to discuss the Company’s outstanding liabilities and certain legal matters.

On June 30, 2025, the CARGO Transaction Committee held a meeting at which representatives of Latham were present, during which the CARGO Transaction Committee discussed the status of the negotiations with, and revised proposals from, Parent and Party B. During the meeting, updates on wind-down activities and the Lease Assignment were also provided.

Also on June 30, 2025, representatives of the Company and Parent held a due diligence call to review the latest amounts related to the Company’s cash burn and estimated closing net cash schedule.

Additionally, on June 30, 2025, in accordance with the directives of the CARGO Board and management, TD Cowen held a call with Parent in which Parent verbally shared an updated and final proposal and TD Cowen communicated on behalf of the CARGO Board that there needed to be more movement on the transaction documents so that the CARGO Board would have greater clarity on Parent’s final proposal. Parent’s revised verbal proposal reflected a cash price equal to closing net cash less a 2% retention based on a $222,000,000 minimum closing net cash condition, and the possibility of a fixed $4,400,000 retention in lieu of the 2% retention. Representatives of TD Cowen thereafter updated the Company regarding Parent’s revised verbal proposal.

Additionally, on June 30, 2025, representatives of CARGO and representatives of Latham held a conference call with representatives of Party B and representatives of Party B’s Counsel discussing (i) certain of the Company’s legal matters and (ii) key commercial contracts that remained ongoing and/or contracts that were in the process of being terminated, settled or otherwise wound down.

Additionally, on June 30, 2025, representatives of Latham shared a revised draft of the merger agreement with representatives of Party B’s Counsel. The revised draft included, among other things, changes to (i) finalize the definition of transaction expenses, (ii) the tax provisions such that any payments were “subject” to applicable withholding taxes, as well as materiality thresholds, (iii) propose a termination fee equal to 2.25% of the Company’s closing net cash and (iv) reduce the Company’s expense reimbursement payment in case of a termination from $1,000,000 to $750,000.

Also on June 30, 2025, representatives of Latham provided representatives of Parent, TCM and Parent’s Counsel, with a revised draft of the CVR Agreement, which reflected certain revisions, including: (i) an updated Additional Closing Net Cash Proceeds CVR representing the right for CVR holders to receive a cash payment equal to 98% of the amount by which closing net cash exceeds the minimum closing net cash condition, as determined 30 days following the merger closing date; (ii) the introduction of a “Further Savings Proceeds” CVR representing the right for CVR holders to receive a cash payment equal to 80% of any net savings versus closing net cash realized between the Merger Closing Date and the third anniversary of the Merger Closing Date; and (iii) an extension of the disposition period from one to two years with respect to any license or disposition of the Company’s product candidates and/or intellectual property.

Additionally, on June 30, 2025, representatives of Parent, TCM and Parent’s Counsel shared a revised draft of the Merger Agreement with representatives of Latham. The revised draft defined the Cash Amount to be received by the Company stockholders as $4.379 per Share, representing a $4,400,000 retention. Parent’s revised draft also (i) reinstated the originally proposed $250,000 CVR Expense Cap, (ii) updated the definition of “Estimated Costs Post-Merger Closing” to include costs associated with the Wind-Down Process and reinstated the originally proposed amount of $250,000 for any legal proceedings and settlements, (iii) increased the transaction expense cap for Parent and Merger Sub from $150,000 to $300,000, (iv) provided that Parent, rather than Merger Sub, would be the party initiating and consummating the Offer, (v) made certain changes to the tax-related provisions, (vi) reinstated the originally proposed cap on the annual premium for the D&O tail policy to be obtained to 200% based on estimates from D&O tail policy providers and (vii) reinstated the original period in which a termination fee would be payable by the Company following a termination resulting from the receipt of a superior proposal.

On July 1, 2025, representatives of Parent and TCM provided representatives of Latham with a revised draft of the CVR Agreement, which reflected certain revisions, including the removal of the Further Savings Proceeds CVR.

Also on July 1, 2025, representatives of the Company, TD Cowen and Parent held a call to discuss the latest drafts of the transaction documentation, material terms and current status of Parent’s proposal.

Additionally, on July 1, 2025, TD Cowen provided an updated material relationships disclosure with respect to the Company, Parent, Party B and Party I during the approximate prior two-year period, which indicated that TD Cowen had no material relationships with the Company, Parent, Party B or Party I during such period.

On July 2, 2025, representatives of the Company’s senior management held a call with a representative of Parent to discuss the expense reimbursement provisions for Transaction Expenses and the CVR Expense Cap, and, after such discussions, agreed to schedule an all-hands call for the following day to review all outstanding items under the transaction documents with the goal of agreeing on a firm timeline for signing. Parent also shared confirmatory due diligence requests and questions.

On July 3, 2025, representatives of Company management, the CARGO Transaction Committee and representatives of TD Cowen and Latham held a call to discuss the latest drafts of the transaction documents and a comparison of the proposals and material differences between Parent’s and Party B’s proposals, including the price per share for Company stockholders based on the minimum closing net cash condition less a 2% retention for Parent and 4% retention for Party B as well as greater caps on certain estimated costs post-merger closing and transaction expense carveouts for Party B. A representative of the Company and representatives of Latham also discussed maximizing value to stockholders from the transaction and closing certainty. At the meeting, the CARGO Board decided to proceed with Parent’s proposal.

Later on July 3, 2025, representatives of the Company and TD Cowen held a call with representatives of Parent and TCM to discuss the status of the Merger Agreement and the CVR Agreement and in which CARGO management addressed certain topics regarding the Company’s business, including certain of CARGO’s clinical programs and financial information of the Company.

Also on July 3, 2025, representatives of Latham shared with representatives of Parent, TCM and Parent’s Counsel updated drafts of (i) the Merger Agreement, (ii) the CVR Agreement and (iii) the limited guaranty. The revised draft of the Merger Agreement included certain minor changes to, among other things, certain tax-related provisions, the allocation of Transaction Expenses with respect to the Information Agent and an extension of the outside date.

From July 3, 2025 to July 7, 2025, representatives of Parent, TCM and Parent’s Counsel, on the one hand, and representatives of the Company’s management and Latham, on the other hand, exchanged drafts of the Merger Agreement and CVR Agreement to reflect certain minor revisions.

On July 4, 2025, Party I shared with representatives of TD Cowen a “highly interested letter,” which stated a bank’s interest in attempting to arrange financing in the amount of $210,000,000 for Party I’s proposed acquisition of CARGO on a best-efforts basis and subject to due diligence and other approvals, without specifying a timeline.

On July 7, 2025, the CARGO Board and management held a meeting, at which members of CARGO management, representatives of TD Cowen and Latham were present. At this meeting, TD Cowen reviewed its financial analysis of the $4.379 per Share upfront cash consideration with the CARGO Board and delivered an oral opinion, confirmed by delivery of a written opinion dated July 7, 2025, to the CARGO Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 7, 2025, the $4.379 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. The representatives of TD Cowen then departed the meeting. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in this Item 4 under the heading “Reasons for the Recommendation of the CARGO Board”), the CARGO Board unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the CVR Agreement (collectively, the “Transactions”) are fair to, and in the best interests of the Company and its stockholders; (ii) duly authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions; (iii) declared the Merger Agreement and the Transactions advisable; (iv) declared that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of the Merger Agreement, effected as soon as practicable following the consummation of the Offer and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Parent pursuant to the Offer.

Thereafter, in the afternoon of July 7, 2025, the Merger Agreement was signed by CARGO, Parent and Merger Sub, and the Limited Guaranty was signed by CARGO, TCP, Parent and Merger Sub.

Before the opening of trading of the U.S. stock markets on July 8, 2025, the Company issued a press release and filed a Form 8-K with the SEC announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Parent to acquire all outstanding shares of CARGO Common Stock at the Offer Price.

On July 21, 2025, Parent commenced the Offer, and later on July 23, 2025, the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the CARGO Board

In evaluating the Offer and the Merger, the CARGO Board consulted with the Company’s senior management and outside legal and financial advisors, and the CARGO Board considered and analyzed a number of reasons, including, without limitation, the following (which are not presented in any order of importance).

The CARGO Board believed that the following material factors and benefits supported their determination and recommendation:

•

Certainty of Value. The (i) Cash Amount provides certain and immediate value and liquidity to the Company’s stockholders for their Shares and (ii) CVR Proceeds, if any, may provide additional value and liquidity to the Company’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with macroeconomic conditions, including the current state of the U.S. and global economies, and the potential impact of such risks and uncertainties on the Company, the trading price of the Company’s Shares and the potential for an alternative strategic transaction;

•

Results of Strategic Review Process. The Transactions were the result of a reasoned, fully informed process. CARGO conducted a fulsome strategic process to explore potential strategic alternatives, including a potential reverse merger transaction (as more fully described in this Item 4 under the heading “Background of the Offer and the Merger”). Following the review of the transaction proposals, the CARGO Board believed that the cash acquisition transaction proposals offered greater certainty of closing and value to the Company’s stockholders than reverse merger transaction proposals considering prevailing public market conditions, the ability to secure PIPE financing in the amounts required to fund operations of the combined companies, the timeline on which such reverse merger transactions could be consummated (if at all), the ongoing cash needs of the combined companies post-transaction and other risks with respect to a reverse merger transaction structure. The CARGO Board also considered alternatives to a strategic process, including a liquidation or dissolution of CARGO to distribute any available cash;

•

Best Value. The belief of the CARGO Board that (i) as a result of the negotiating process, the Company had obtained Parent’s best offer and (ii) based on the conversations and negotiations with Parent, as of the date of the Merger Agreement, the Offer Price represented the best value reasonably obtainable by the Company under the circumstances;

•	No Financing Condition. The fact that the Transactions are not subject to any financing condition, and that TCP provided a Limited Guaranty to support the funding of the Transactions;

•

CVR. The fact that (i) the Transactions offer stockholders a potential opportunity to, within specified parameters, receive (A) the Disposition Proceeds and (B) the Additional Closing Net Cash Proceeds; and (ii) Parent has the obligation and financial incentive to pursue such transactions and elimination of outstanding liabilities of the Company during the Disposition CVR Period or the period between the Merger Closing Date and 30 days thereafter, as applicable;

•

Prospects of the Company on a Standalone Basis. The CARGO Board’s assessment of the assets, liabilities and financial condition of the Company if it continued to operate independently and pursue its business on a standalone basis, taking into account the execution risks and substantial financing requirements and challenges associated with continued independence, particularly in light of the discontinuation of certain of the Company’s clinical programs, investor interest and value perception for possible further development of its programs, the Company’s market capitalization and its workforce reductions in January and March of 2025;

•

Expected Return to Stockholders if the Company Liquidated. The CARGO Board’s belief that the Offer Price is more favorable to such holders than the potential value that might be distributable to the holders of Shares if the Company were to effect a statutory liquidation or dissolution, which conclusion was based on a financial analysis performed by the Company’s management (as more fully described in this Item 4 under the heading “CARGO Management Dissolution Analysis”) and, among other factors, the following:

•

an orderly liquidation would require that the Company continue to operate until a liquidation process could be completed, which would likely require the Company to continue to incur costs as a publicly listed company that would reduce the cash available for distribution to the Company’s stockholders;

•

the Company’s directors and officer do not have substantial experience with the liquidation of companies, which would necessitate engaging and compensating experienced consultants to assist with the liquidation effort, as well as incentivizing certain existing employees to remain with the Company through the liquidation process;

•

the Company’s directors and officer would also likely need to engage and compensate advisors and consultants to assist with efforts to monetize the Company’s technology and product candidates (including the CVR Products), which would reduce the liquidation proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such liquidation effort, if such compensation arrangement provided for a percentage compensation mechanism; and

•

the Company would need to set aside cash for an extended period to be available to cover contingent liabilities in connection with a liquidation, during which extended period of time, the Company’s stockholders would not receive any of such withheld cash, and any such contingent liabilities that matured into actual liabilities would reduce the amount available for ultimate distribution to the Company’s stockholders.

•

Results of Market Check Process. The fact that the Company conducted a robust market check, with the assistance of the Company’s outside legal counsel and financial advisor, including outreach and discussions with potential parties that were, in the view of the Company with input from the Company’s management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company, and that none of those potential parties offered a transaction that the CARGO Board and management considered more advantageous to stockholders than the Transactions;

•

Absence of Material Conflicts on the CARGO Board. The members of the CARGO Board will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except (i) the acceleration and vesting of CARGO Options and receipt of the Offer Price and Merger Consideration in connection with the CARGO Options upon the closing, on the terms set forth in the Merger Agreement, and (iii) the receipt of fees for service on the CARGO Board and its committees;

•

Reasonable Likelihood of Consummation. The belief of the CARGO Board that the Transactions have a reasonable likelihood of closing on an acceptable timeline in light of the Company’s cash runway and forecast, taking into account the speed at which Parent would be able to negotiate and consummate the Transactions given Parent’s and its affiliates’ extensive experience in consummating similar transactions;

•	Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain in the final Parent proposal during the course of negotiations;

•

Opinion of CARGO’s Financial Advisor. The opinion of TD Cowen, dated July 7, 2025, to the CARGO Board as to the fairness, from a financial point of view and as of the date of such opinion, of the $4.379 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates), which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen set forth in such opinion as more fully described in this Item 4 under the heading “Opinion of CARGO’s Financial Advisor” and attached as Annex I to this Schedule 14D-9;

•	Terms of the Merger Agreement. The terms of the Merger Agreement, which was the product of arm’s-length negotiations, with the factors considered including:

•	the Company’s ability, under certain circumstances, to furnish information to, and conduct negotiations with, third parties regarding alternative acquisition proposals;

•	the CARGO Board’s belief that the terms of the Merger Agreement and the scope of the CVR Agreement would be unlikely to deter third parties from making a superior proposal;

•	the CARGO Board’s ability, under certain circumstances, to withdraw or modify its recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer;

•

the Company’s ability, under certain circumstances, to terminate the Merger Agreement to enter into an alternative acquisition agreement and the CARGO Board’s belief that the termination fee payable by the Company in such instance was reasonable and not preclusive of other offers;

•	the limited conditions to the Company’s obligation to consummate the Merger, making the Merger reasonably likely to be consummated; and

•	the Company’s ability to specifically enforce Parent’s and Merger Sub’s obligations to cause the Offer and the Merger to be completed.

•

Minimum Condition. The fact that the minimum condition per the Merger Agreement, whereby the Offer and the Merger will not be completed unless the number of Shares validly tendered and not validly withdrawn (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL), when considered together with all other Shares owned by Parent and its “affiliates” (as defined in Section 251(h)(6)(a) of the DGCL, including Parent), equals at least one Share more than 50% of Shares that are then issued and outstanding, which condition may not be waived;

•

Appraisal Rights. The fact that stockholders of the Company who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

•

Support Agreements. The CARGO Board considered that the Support Agreement Parties that held, in the aggregate, approximately 17.4% of the outstanding Shares as of July 2, 2025, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not transfer any of the Shares that are subject to the Support Agreements.

The CARGO Board also considered and analyzed a number of uncertainties and risks and other potentially negative factors, including the following:

•

No Premium. The fact that the Cash Amount represents a negative premium to recent market prices of the Shares, including an approximately 4.4% negative premium to the Company’s closing share price prior to the Company’s public announcement on July 8, 2025;

•

No Stockholder Participation in Future Growth or Earnings. The fact that the Transactions do not offer the Company’s stockholders an opportunity to participate in the potential benefits of a combination in a strategic reverse merger transaction and thus benefit from the potential of a combined company to create additional stockholder value through a strategic reverse merger partner’s development programs and business;

•

No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay to Parent a termination fee of $3.8 million in certain circumstances, including in certain circumstances in which the Merger Agreement is terminated when an alternative proposal became publicly known prior to such termination, and the Company later enters in any agreement with respect to an alternative proposal or consummates an alternative transaction within twelve months after such termination;

•

Risk Associated with Failure to Consummate the Merger. The possibility that the Offer and the Merger might not be consummated, and if not consummated, the Company will have significantly less cash that could potentially be distributed to stockholders;

•

Transaction Expenses. The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed, including the potential expense reimbursement amount of up to a maximum amount of $500,000 payable by the Company to Parent if the Merger Agreement is terminated by Parent under certain circumstances; and

•

Interests of Insiders. The interests that certain directors and the executive officer of the Company may have with respect to the Merger that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, including the treatment of equity awards held by such directors and executive officer in the Merger described in Item 3 under the heading “Arrangements Between CARGO and its Executive Officer, Directors and

Affiliates” and the obligation of the Surviving Corporation to indemnify the Company’s directors and officers against certain claims and liabilities.

This discussion is not meant to be exhaustive. Rather, it summarizes the material reasons and factors evaluated by the CARGO Board in their consideration of the Offer and the Merger. After considering these and other factors and thorough discussions with the assistance of CARGO’s management and legal and financial advisors, the CARGO Board concluded that the potential benefits of entering into the Merger Agreement outweighed the uncertainties and risks associated therewith. In light of the variety of factors considered by the CARGO Board, and the complexity of these factors, the CARGO Board did not find it practicable to, and did not, quantify or otherwise assign relative weights, ranks or values to the foregoing factors in reaching their determination and recommendations. Moreover, each member of the CARGO Board applied his or her own personal business judgment to the process and may have assigned different relative weights, ranks or values to the different factors. The foregoing description of the CARGO Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Cautionary Note Regarding Forward-Looking Statements.”

CARGO Management Dissolution Analysis

To assist the CARGO Board’s analysis and decision with respect to whether to enter into the Merger Agreement and engage in the Transactions and to recommend that the Company’s stockholders tender their Shares into the Offer, CARGO management prepared certain estimates upon a dissolution of the Company reflecting management’s financial analysis of the per Share that might be realized in a liquidation as an alternative to pursuing the Merger. CARGO management’s dissolution analysis was also provided to CARGO’s financial advisor, TD Cowen, which was directed to use and rely upon such analysis for purposes of TD Cowen’s financial analysis and opinion. In conducting this dissolution analysis, CARGO management determined the amount of cash available for distribution to CARGO stockholders in an orderly liquidation of CARGO. CARGO management’s dissolution analysis, prepared as of July 3, 2025, assumed the commencement of the liquidation process and an initial distribution of cash to holders of Shares as of October 31, 2025. CARGO management estimated that, after considering the payment of operating and other costs, collection of interest and other income, estimated recoverability of certain assets and a litigation reserve, approximately $226.8 million in cash, cash equivalents and investments would be available as of October 31, 2025. Of the $226.8 million in cash, cash equivalents and investments, approximately $3.6 million would be required to satisfy liabilities and obligations within 36 months following the initial filing for dissolution (the “Holdback Period”). Of the remaining approximately $223.2 million, based on CARGO management’s good faith estimate: (i) 71.1%, or approximately $158.7 million, would be disbursed to stockholders as an initial distribution upon the initial filing for dissolution (the “Initial Distribution”); and (ii) approximately $64.3 million would be held back for unknown or contingent liabilities, with $71.7 million, available to be disbursed to stockholders as a final distribution at the end of the Holdback Period, inclusive of anticipated interest income of approximately $7.3 million (the “Holdback Amount”), resulting in an undiscounted total distribution upon liquidation of approximately $4.59 per Share, assuming approximately 48.7 million fully diluted shares outstanding under the treasury stock method.

The timing of the distributions, if any, and the actual percentage of the remaining amount after the Initial Distribution that would be available for further distribution would depend on factors such as the actual expenses incurred, the amount of wind-down costs, the amount required to settle CARGO’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by CARGO of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that Initial Distribution for unknown or contingent liabilities, each of which could be material and the total amount of which cannot currently be estimated. There can be no assurance that any fees, expenses, contingencies or other obligations that the Company may incur will be within the range of estimated amounts provided in the dissolution analysis, that the dissolution analysis accounts for all possible such fees, expenses, contingencies or other obligations of the Company or that the estimated distributions would be realized at the estimated amounts, if at all.

	Estimated Company Obligations Prior to Initial Distribution				Estimated Company Obligations During Holdback Period
(in millions)	July 2025	August 2025	September 2025	October 2025	2025E(1)	2026E	2027E	2028E(2)
Beginning Cash, Cash Equivalents and Investments	$252.1	$228.3	$227.1	$227.0	$68.0	$68.3	$69.4	$70.6
Operating Expenses:
Corporate and Accounting Fees	$(0.2)	$(0.2)	$(0.2)	$(0.3)	$(0.1)	$(0.5)	$(0.5)	$(0.4)
Legal	$(0.3)	$(0.3)	$(0.3)	$(0.3)	$(0.1)	$(0.8)	$(0.8)	$(0.6)
Personnel Costs	$(0.5)	$(0.4)	$(0.4)	$(0.4)	—	—	—	—
Clinical and CDMO Wind-Down Costs	$(7.8)	—	—	—	—	—	—	—
Severance Costs	$(9.0)	—	—	—	—	—	—	—
Lease Expense	$(0.6)	—	—	—	—	—	—	—
Other Operating Expense	$(1.7)	—	—	—	—	—	—	—
Lease Termination Expense	$(2.6)	—	—	—	—	—	—	—

Total Operating Expenses	$(22.6)	$(0.8)	$(0.8)	$(1.0)	$(0.2)	$(1.2)	$(1.2)	$(1.0)
Transaction Provisions and Recovery:
Transaction-related Cost	$(1.0)	—	—	—	—	—	—	—
Interest Income(3)	$0.8	$0.8	$0.8	$0.8	$0.5	$2.4	$2.4	$2.1
Accounts Payable and Accrued Expenses	$(0.9)	$(1.2)	—	—	—	—	—	—

Total Transaction Provisions and Recovery	$(1.1)	$(0.4)	$0.8	$0.8	$0.5	$2.4	$2.4	$2.1

Ending Cash, Cash Equivalents and Investments	$228.3	$227.1	$227.0	$226.8	$68.3	$69.4	$70.6	$71.7

Less: Initial Distribution				$(158.7)

Ending Cash, Cash Equivalents and Investments, Net	$228.3	$227.1	$227.0	$68.0	$68.3	$69.4	$70.6	$71.7

*	Figures may not foot due to rounding.
(1)	Represents estimates from November 1, 2025 through December 31, 2025.
(2)	Represents estimates from January 1, 2028 through October 30, 2028.
(3)	Assumes a 4.0% interest rate through 2025 and a 3.5% interest rate thereafter.

Estimated Dissolution Distributions

	(in millions)
Estimated cash, cash equivalents and investments upon filing for dissolution	$226.8
Less: Holdback Period obligations	$(68.0)

Initial Distribution	$158.7
Cash per Share for Initial Distribution(1)	$3.26
Net Holdback Amount after Operating Expenses, net of Interest Income, payable after three years	$71.7	(2)
Cash per Share for Holdback Amount(1)	$1.33
Total Cash per Share	$4.59

(1)

Based on Total Shares Outstanding under the Treasury Stock Method, which includes 46.5 million basic shares outstanding, 0.3 million RSUs, 1.8 million pre-funded warrants and 3.6 million options with weighted-average exercise price of $13.01 per share.

(2)

Assumes 90% will remain to be distributed to CARGO stockholders after the three-year Holdback Period based on CARGO management’s good faith estimate for future unknown liabilities that may arise prior to CARGO’s dissolution.

Opinion of CARGO’s Financial Advisor

CARGO has engaged TD Cowen as CARGO’s financial advisor in connection with the Offer and the Merger. In connection with this engagement, the CARGO Board requested that TD Cowen evaluate the fairness, from a financial point of view, of the $4.379 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates).

At a meeting of the CARGO Board held on July 7, 2025, TD Cowen reviewed its financial analysis of the $4.379 per Share upfront cash consideration with the CARGO Board and delivered an oral opinion, confirmed by delivery of a written opinion dated July 7, 2025, to the CARGO Board to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by TD Cowen as set forth in such opinion, as of July 7, 2025, the $4.379 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates) was fair, from a financial point of view, to such holders. The full text of TD Cowen’s written opinion, dated July 7, 2025, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of TD Cowen’s written opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. TD Cowen’s analysis and opinion were prepared for and addressed to the CARGO Board and were directed only to the fairness, from a financial point of view, of the $4.379 per Share upfront cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by holders of Shares (other than, as applicable, TCP, Parent, Merger Sub and their respective affiliates). TD Cowen’s opinion did not in any manner address CARGO’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to CARGO. The $4.379 per Share upfront cash consideration was determined through negotiations between CARGO and Parent and TD Cowen’s opinion did not constitute a recommendation to the CARGO Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer or the Merger or otherwise.

In connection with its opinion, TD Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	an execution version, provided to TD Cowen on July 7, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for CARGO and certain other relevant financial and operating data furnished to TD Cowen by the management of CARGO;

•

certain internal financial forecasts, estimates and other information, primarily relating to a potential liquidation of CARGO, provided by the management of CARGO and considered, based on CARGO management’s liquidation analysis, the net present value of the estimated amount per Share potentially distributable to holders of Shares upon such liquidation;

•

discussions TD Cowen had with certain members of the management of CARGO concerning the historical and current business operations, financial condition and prospects of CARGO and such other matters that TD Cowen deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that TD Cowen deemed relevant for the purposes of its opinion.

As the CARGO Board was aware, TD Cowen was advised by the management of CARGO that (i) CARGO did not have a standalone business plan and that CARGO intended, in the absence of a sale or similar transaction involving CARGO, to pursue a liquidation of CARGO, and (ii) the internal financial forecasts, estimates and other information prepared by the management of CARGO relating to such liquidation reflected that a de minimis portion of the CVR Additional Net Closing Proceeds Amount would be payable to holders of Shares and did not reflect any sales or other divestitures of legacy CARGO product candidates or programs in the ordinary course of business. Accordingly, at the direction of the CARGO Board, TD Cowen relied for purposes of its analysis and opinion primarily on management’s liquidation analysis of CARGO and TD Cowen ascribed no value to the CVR.

In conducting its review and arriving at its opinion, TD Cowen, at the direction of the CARGO Board, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to TD Cowen by CARGO or that was publicly available or was otherwise reviewed by TD Cowen. TD Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. TD Cowen relied upon the representations of CARGO that all information provided to TD Cowen by CARGO was accurate and complete in all material respects and TD Cowen expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which TD Cowen becomes aware after the date of TD Cowen’s opinion.

TD Cowen was advised, and TD Cowen assumed, that the financial forecasts, estimates and other information provided by the management of CARGO that TD Cowen was directed to utilize for purposes of its analysis and opinion were reasonably prepared by the management of CARGO on bases reflecting the best currently available estimates and good faith judgments of such management as to a potential liquidation of CARGO and the other matters covered thereby, and that such financial forecasts, estimates and other information provided a reasonable basis for its analysis and opinion. TD Cowen relied on the assessments of the management of CARGO as to, among other things, (i) CARGO’s product candidate, pipeline, technology and other intellectual property, and the viability of and risks associated with such product candidate, pipeline, technology and other intellectual property, and (ii) the liquidity needs of, and capital resources available to, CARGO for its business and operations. TD Cowen assumed that there would be no developments with respect to any such matters that would have an adverse effect on CARGO, the Offer or the Merger or that otherwise would be meaningful in any respect to TD Cowen’s analyses or opinion. TD Cowen expressed no opinion as to the financial forecasts, estimates and other information utilized in TD Cowen’s analysis or the assumptions on which they were based.

In addition, TD Cowen assumed that there had been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of CARGO since the dates of the last financial statements made available to TD Cowen. TD Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of CARGO or any other entity, nor was TD Cowen furnished with such materials. TD Cowen did not conduct nor did TD Cowen assume any obligation to conduct any physical inspection of the properties or facilities of CARGO or any other entity. TD Cowen also did not evaluate the solvency or fair value of CARGO or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, TD Cowen did not undertake an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which CARGO or any other entity may be a party or subject. TD Cowen’s opinion did not address any legal, tax, accounting or regulatory matters related to the Merger Agreement, the CVR Agreement, the Offer or the Merger, as to which TD Cowen assumed that CARGO and the CARGO Board received such advice from legal, tax, accounting and regulatory advisors as each determined appropriate.

TD Cowen’s opinion addressed only the fairness of the $4.379 per Share upfront cash consideration from a financial point of view and as of the date of its opinion, without regard to individual circumstances of specific holders (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of CARGO held by such holders, and TD Cowen’s opinion did not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of CARGO or otherwise. TD Cowen expressed no view as to any other aspect or implication of the Offer or the Merger, including, without limitation, the form or structure of the Offer or the Merger or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Offer, the Merger or otherwise. TD Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by TD Cowen on the date of such opinion. It should be understood that although subsequent developments may affect TD Cowen’s opinion, TD Cowen does not have any obligation to update, revise or reaffirm its opinion and TD Cowen expressly disclaims any responsibility to do so. As the CARGO Board was aware, the credit, financial and stock markets, the industry in which CARGO operates and CARGO’s business and securities, have experienced and may continue to experience volatility and disruptions, and TD Cowen expressed no view as to any potential effects of such volatility or disruptions on CARGO, the Offer or the Merger.

TD Cowen did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering its opinion, TD Cowen assumed in all respects relevant to its analyses that the representations and warranties of each party contained in the Merger Agreement and the CVR Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the CVR Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver thereof. TD Cowen also assumed that the final versions of the Merger Agreement and the CVR Agreement, when executed, would be substantially similar to the versions reviewed by TD Cowen. TD Cowen further assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement and the CVR Agreement would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on CARGO, the Offer or the Merger. In addition, TD Cowen assumed that the Offer and the Merger would be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It was understood that TD Cowen’s opinion was intended for the benefit and use of the CARGO Board (in its capacity as such) in its evaluation of the $4.379 per Share upfront cash consideration. TD Cowen’s opinion did not constitute a recommendation to the CARGO Board on whether or not to approve the Offer or the Merger and does not constitute a recommendation to any securityholder or any other person as to whether to tender Shares in the Offer or take any other action in connection with the Offer, the Merger or otherwise. TD Cowen expressed no opinion as to the actual value, price or trading range of Shares or any other securities of CARGO following announcement or consummation of the Offer or the Merger. TD Cowen was not requested to opine as to, and its opinion did not in any manner address, CARGO’s underlying business decision to effect the Offer or the Merger or the relative merits of the Offer or the Merger as compared to other business strategies or transactions that might be available to CARGO. In addition, TD Cowen was not requested to opine as to, and its opinion did not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Offer or the Merger relative to the $4.379 per Share upfront cash consideration or otherwise, (ii) the fairness of the Offer, the Merger, the $4.379 per Share upfront cash consideration (except to the extent expressly specified in TD Cowen’s opinion) or the CVR to the holders of any class of securities, creditors or other constituencies of CARGO or (iii) whether Parent or Merger Sub has sufficient cash, available lines of credit or other sources of funds to enable it to pay the $4.379 per Share upfront cash consideration at the closing of the Transaction.

Financial Analysis

The summary of the financial analysis described below under this heading “—Financial Analysis” is a summary of the material financial analysis performed by TD Cowen to arrive at its opinion. The summary of TD Cowen’s financial analysis includes information presented in tabular format. In order to fully understand the financial analysis, the table must be read together with the text of such summary. The table alone does not constitute a complete description of the financial analysis. Considering the data set forth in the table without considering the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the financial analysis. TD Cowen performed certain procedures, including the financial analysis described below, and reviewed with the CARGO Board certain assumptions on which such analysis was based and other factors, including the historical and projected financial results of CARGO.

Given that CARGO management advised TD Cowen that CARGO did not have a standalone business plan and that CARGO intended, in the absence of a sale or similar transaction involving CARGO, to pursue a liquidation of CARGO, traditional methodologies typically used for purposes of analyzing a business as a going concern were not applicable with respect to CARGO. Accordingly, TD Cowen was directed to use and rely upon CARGO management’s liquidation analysis for purposes of TD Cowen’s analysis and opinion.

As reflected in CARGO management’s liquidation analysis, CARGO management assumed an initial distribution of approximately $3.26 per Share in October 2025 and a final distribution of approximately $1.33 per Share in calendar year 2028 upon a liquidation, resulting in a total distribution (undiscounted) upon liquidation of approximately $4.59 per Share. TD Cowen applied to such total estimated distributable amount a selected discount rate ranging from 6.8% to 15.5%, assuming 80% to 100% of the amount available for the final distribution payable in calendar year 2028, to derive an estimated net present value per Share reference range for the total estimated per Share amount distributable upon liquidation as estimated by CARGO management. No value was attributable to the CVR for purposes of such analysis. This analysis indicated the following approximate implied estimated net present value (as of August 31, 2025) per Share reference range for the total per Share distributable amount upon liquidation of CARGO based on CARGO management’s liquidation analysis, as compared to the per Share upfront cash consideration payable in the Offer and the Merger:

Approximate Implied Estimated Net Present Value Per Share Reference Range of Total Distributable Per Share Amount Upon Liquidation	Upfront Per Share Cash Consideration Payable in the Offer and the Merger
$3.93 - $4.42	$4.379

Miscellaneous

The summary set forth above does not purport to be a complete description of all analyses performed or factors considered by TD Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. TD Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TD Cowen believes that such analysis and factors must be considered as a whole and that selecting portions of its analysis or factors considered by it, without considering all aspects of such analysis and factors, could create an incomplete view of the process underlying its opinion. In performing its analysis, TD Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of CARGO. The analysis performed by TD Cowen is not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be acquired or sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and are based upon numerous factors or events beyond the control of the parties or their respective advisors. None of CARGO, TD Cowen or any other person assumes responsibility if future results are materially different from those projected. The analysis performed by TD Cowen and its opinion were only one among many factors taken into consideration by the CARGO Board in evaluating the $4.379 per Share upfront cash consideration and should not be considered as determinative of the views of the CARGO Board or CARGO management with respect to the Offer, the Merger, the consideration payable in the Offer and the Merger or otherwise.

TD Cowen was selected by CARGO to act as CARGO’s financial advisor in connection with the Offer and the Merger because TD Cowen is a nationally recognized investment banking firm with experience in transactions similar to the Offer and the Merger and is familiar with CARGO and its business. As part of its investment banking business, TD Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

TD Cowen is acting as financial advisor to CARGO in connection with the Offer and the Merger and will receive for such services an aggregate fee currently estimated to be approximately $4.3 million, of which a portion was payable in connection with TD Cowen’s opinion and approximately $3.3 million is payable contingent upon consummation of the Offer. In addition, CARGO has agreed to reimburse TD Cowen’s expenses, including fees and expenses of counsel, and indemnify TD Cowen for certain liabilities, including liabilities under federal securities laws, that may arise out of TD Cowen’s engagement.

As the CARGO Board was aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or investment banking services to CARGO and/or its affiliates unrelated to the Offer and the Merger, for which services TD Cowen and its affiliates have received and would expect receive compensation, including during the approximate two-year period preceding the date of TD Cowen’s opinion, having acted or acting as (i) bookrunning underwriter for the initial public offering of Shares, (ii) joint placement agent for a private placement of Shares and (iii) sales agent for CARGO’s at-the-market equity offering program, for which services described in clauses (i) through (iii) above TD Cowen received during such two-year period aggregate fees of approximately $6.5 million. As the CARGO Board also was aware, although TD Cowen and its affiliates were not providing as of the date of its opinion, and during the approximate two-year period preceding the date of its opinion had not provided, financial advisory and/or other investment banking services to Parent, TD Cowen and/or its affiliates in the future may provide services to Parent and/or its affiliates and may receive compensation for such services.

TD Cowen and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in, debt, equity and/or other securities or loans of CARGO, Parent and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. TD Cowen and its affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including matters with respect to the Offer and the Merger, CARGO, Parent and/or their respective affiliates. The issuance of TD Cowen’s opinion was approved by TD Cowen’s fairness opinion review committee.

Intent to Tender

To the knowledge of CARGO, after making reasonable inquiry to the extent permitted by applicable securities laws, rules or regulations, all of CARGO’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such persons or entities pursuant to the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither CARGO nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of CARGO on its behalf with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of CARGO, for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than (i) the scheduled vesting of CARGO RSUs and issuances by CARGO with respect thereto, (ii) the scheduled vesting of CARGO Options, and (iii) the grant of CARGO Options and CARGO RSUs in the ordinary course (including pursuant to the Non-Employee Director Compensation Program), no transactions with respect to Shares have been effected by CARGO or, to the knowledge of CARGO after making reasonable inquiry, by any of its executive officer, directors or affiliates during the sixty (60) days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share ($)
Anup Radhakrishnan	07/02/2025	Sale to cover withholding taxes upon vesting of CARGO RSUs	1,632	4.18

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), CARGO is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, CARGO’s securities by CARGO or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving CARGO;

•	any purchase, sale or transfer of a material amount of assets of CARGO; or

•	any material change in the present dividend rate or policy or indebtedness or capitalization of CARGO.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the CARGO Board or the Transaction Committee thereof, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Arrangements Between CARGO and its Executive Officer, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The CARGO Board has unanimously approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. The CARGO Board approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of the target corporation and of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, CARGO, Parent and Merger Sub intend to effect the Merger Closing without a vote of the stockholders of CARGO in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three (3) years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock (but not the outstanding voting stock owned by the interested stockholder), shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the CARGO Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Verified List (as defined below) to be filed with the Register in Chancery in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The record date for determining the stockholders entitled to receive this notice of appraisal shall be the close of business on the day next preceding the date this notice is given, in accordance with Section 262(d)(2) of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of record or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer, which occurs when Parent has accepted for payment Shares tendered into the Offer following the expiration date of the Offer, and twenty (20) business days after the date this Schedule 14D-9 is provided (which such date is July 23, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person seeking appraisal and that such person is demanding appraisal;

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds (as defined below) must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 of the DGCL or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company of the Effective Time (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to CARGO Therapeutics, Inc., 835 Industrial Drive, Suite 400, San Carlos, California 94070.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (as defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of record or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held of record or beneficially owned by all persons who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all persons who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of record or beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder or beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten (10) days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of record or beneficial owners of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Register in Chancery in the Delaware Court a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be provided to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder, and whether the ownership thresholds are met. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares and who hold Shares represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. We refer to the foregoing as the “ownership thresholds.”

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that “throw any light on future prospects of the merged corporation.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of record or beneficial owner of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted such person’s certificates of stock to the Register in Chancery in the Delaware Court, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such person’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith (an “application”), order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, net to the stockholder or beneficial owner in cash, without interest, subject to any withholding taxes required by applicable law. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within sixty (60) days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation.

Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just, including, without limitation, a reservation of jurisdiction (a “reservation”) for any application to the Delaware Court; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owners wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which may be accessed without subscription or cost at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of CARGO, please see CARGO’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 12, 2025 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025, filed with the SEC on May 8, 2025.

Legal Proceedings

There is no pending litigation that CARGO is aware of challenging the Offer, the Merger or the other Transactions.

Regulatory Approvals

Parent and CARGO are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and CARGO have agreed to use reasonable best efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of the Company, Parent commenced the Offer on July 21, 2025 pursuant to the terms of the Merger Agreement. This Schedule 14D-9 is neither an offer to purchase nor a solicitation of an offer to sell any Shares or any other securities. Parent has filed a tender offer statement on the Schedule TO, including the Offer to Purchase, the Letter of Transmittal and related documents, with the SEC, and the Company has filed this Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Offer to purchase the outstanding Shares is only made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS) AND THIS SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the Offer, Alliance Advisors, LLC, toll-free at 1-844-202-5733, email at crgx@allianceadvisors.com. Investors and security holders may also obtain, at no charge, the documents filed or furnished to the SEC by the Company under the “SEC Filings” subsection of the “Financial Information” section of the Company’s website at https://investors.cargo-tx.com/.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. Forward-looking statements are neither historical facts nor assurances of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that various closing conditions set forth in the Merger Agreement may not be satisfied or waived, including uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of the its common stock; significant costs associated with the proposed Transactions; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; the risk that activities related to the CVR Agreement may not result in any value to the Company’s stockholders; and other risks and uncertainties discussed in the Company’s filings with the SEC, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 12, 2025. Any forward-looking statements that the Company makes in this Schedule 14D-9 are made pursuant to the Private Securities Litigation Reform Act of 1995, as amended, and speak only as of the date hereof. As a result of such risks and uncertainties, the Company’s actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. There can be no assurance that the proposed Transactions will in fact be consummated. The Company cautions investors not to unduly rely on any forward-looking statements.

The forward-looking statements contained in this Schedule 14D-9 are made as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 21, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)*	Opinion of TD Securities (USA) LLC, dated July 7, 2025 (included as Annex I to this Schedule 14D-9).

(a)(5)(A)	Press Release issued by CARGO on July 8, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 001-39592) filed on July 8, 2025).

(e)(1)	Agreement and Plan of Merger, dated July 7, 2025, by and among CARGO, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-41859) filed on July 8, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-41859) filed on July 8, 2025).

(e)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-41859) filed on July 8, 2025).

(e)(4)	Limited Guaranty, dated as of July 7, 2025 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Mutual Confidentiality Agreement, dated March 28, 2025, by and between CARGO and Tang Capital Management, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit No.	Description

(e)(6)	CARGO Therapeutics, Inc. 2021 Stock Option and Grant Plan, as amended, and Forms of Incentive Stock Option Grant Notice, Incentive Stock Option Agreement, Notice of Exercise and Notice of Early Exercise thereunder (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 (File No. 333-275113), as amended, filed with the SEC on November 6, 2023).

(e)(7)	CARGO Therapeutics, Inc. 2023 Incentive Award Plan, and Forms of Stock Option Agreement, Stock Option Grant Notice, Restricted Stock Unit Award Grant Notice and Restricted Stock Award Agreement thereunder (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on S-1 (File No. 333-275113), as amended, filed with the SEC on November 6, 2023).

(e)(8)	CARGO Therapeutics, Inc. 2023 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 (File No. 333-275113), as amended, filed with the SEC on November 6, 2023).

(e)(9)	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on form 10-K (File No 001-41859), filed with the SEC on March 12, 2025).

(e)(10)	Amended and Restated Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on form 10-Q (File No 001-41859), filed with the SEC on August 12, 2024).

(e)(11)	Form of Indemnification and Advancement Agreement, by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-275113), as amended, filed with the SEC on November 6, 2023).

(e)(12)	Amended and Restated Investors’ Rights Agreement, by and among the Company and certain of its stockholders, dated February 9, 2023 (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-275113), as amended, filed with the SEC on November 6, 2023).

(e)(13)	Form of Amended and Restated Certificate of Incorporation of the Company to be effective at the Effective Time (incorporated by reference to Exhibit B of Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-41859) filed on July 8, 2025).

(e)(14)*	Form of Amended and Restated Bylaws of the Company to be effective at the Effective Time.

(e)(15)*	Retention Bonus Letter Agreement, dated March 28, 2025, by and between the Company and Anup Radhakrishnan.

(e)(16)*	Separation Agreement, dated April 9, 2025, by and between the Company and Anup Radhakrishnan.

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2025

CARGO Therapeutics, Inc.

By:	/s/ Anup Radhakrishnan
Name:	Anup Radhakrishnan
Title:	Interim Chief Executive Officer, Chief
Financial Officer and Chief Operating Officer

ANNEX I

Opinion of CARGO’s Financial Advisor

July 7, 2025

The Board of Directors

CARGO Therapeutics, Inc.

855 Industrial Road, Suite 400

San Carlos, California 90470

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of CARGO Therapeutics, Inc. (“CARGO”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the common stock, par value $0.001 per share, of CARGO (“CARGO Common Stock”), other than as specified below, of the Upfront Cash Amount (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), among CARGO, Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”) and an affiliate of Tang Capital Partners, LP (“Tang”), and Concentra Merger Sub VII, Inc., a Delaware corporation and wholly owned subsidiary of Concentra (“Merger Sub”), and related Contingent Value Rights Agreement (the “CVR Agreement” and together with the Merger Agreement, the “Agreements”). As more fully described in the Agreements, and subject to the terms and conditions set forth therein, (i) Concentra will commence a tender offer to purchase all outstanding shares of CARGO Common Stock (such tender offer, the “Tender Offer”) for a purchase price consisting of (a) $4.379 per share in cash, payable upon consummation of the Tender Offer (the “Upfront Cash Amount”) plus (b) one non-transferable contingent value right (the “CVR”) representing the right to receive additional potential cash payments based on (x) 100% of the amount by which CARGO’s net cash immediately prior to the closing of the Tender Offer exceeds $217.5 million (the “CVR Additional Net Closing Proceeds Amount”), and (y) 80% of any net proceeds received during the two-year period following the closing of the Merger (as defined below) from the disposition of specified legacy CARGO product candidates and programs (the “CVR Disposition Proceeds Amount”) and (ii) subsequent to consummation of the Tender Offer, Merger Sub will merge with and into CARGO, with CARGO surviving as a wholly owned subsidiary of Concentra (the “Merger” and, together with the Tender Offer as an integrated transaction, the “Transaction”), pursuant to which each outstanding share of CARGO Common Stock not previously tendered will be converted into the right to receive the Upfront Cash Amount and the CVR. The terms and conditions of the Transaction are more fully set forth in the Agreements.

TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, TD Cowen and/or its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of CARGO, Concentra and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates and for the accounts of customers. We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Transaction or CARGO, Concentra and/or their respective affiliates.

We are acting as financial advisor to CARGO in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with this Opinion. In addition, CARGO has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.

Annex I-1

As the Board of Directors is aware, TD Cowen and its affiliates in the past have provided, currently are providing, and in the future may provide, financial advisory and/or other investment banking services to CARGO and/or its affiliates unrelated to the Transaction for which services TD Cowen and/or its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of this Opinion, having acted or acting as (i) bookrunning underwriter for the initial public offering of CARGO Common Stock, (ii) joint placement agent for a private placement of shares of CARGO Common Stock and (iii) sales agent for CARGO’s at-the-market equity offering program. As the Board of Directors also is aware, although TD Cowen and its affiliates currently are not providing, and during the approximate two-year period preceding the date of this Opinion have not provided, financial advisory and/or other investment banking services to Concentra, TD Cowen and/or its affiliates in the future may provide services to Concentra and/or its affiliates and may receive compensation for such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	an execution version, provided to us on July 7, 2025, of the Merger Agreement and a form of the related CVR Agreement;

•	certain publicly available financial and other information for CARGO and certain other relevant financial and operating data furnished to TD Cowen by the management of CARGO;

•

certain internal financial forecasts, estimates and other information, primarily relating to a potential liquidation of CARGO, provided by the management of CARGO and considered, based on CARGO management’s liquidation analysis, the net present value of the estimated amount per share potentially distributable to holders of CARGO Common Stock upon such liquidation;

•

discussions we have had with certain members of the management of CARGO concerning the historical and current business operations, financial condition and prospects of CARGO and such other matters that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

As the Board of Directors is aware, we have been advised by the management of CARGO that (i) CARGO does not have a standalone business plan and that CARGO intends, in the absence of a sale or similar transaction involving CARGO, to pursue a liquidation of CARGO, and (ii) the internal financial forecasts, estimates and other information prepared by the management of CARGO relating to such liquidation reflect that a de minimis portion of the CVR Additional Net Closing Proceeds Amount would be payable to holders of CARGO Common Stock and do not reflect any sales or other divestitures of legacy CARGO product candidates or programs in the ordinary course of business. Accordingly, at the direction of the Board of Directors, we have relied for purposes of our analysis and Opinion primarily on management’s liquidation analysis of CARGO and we have ascribed no value to the CVR.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by CARGO or that is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information. We have relied upon the representations of CARGO that all information provided to us by CARGO is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, and we have assumed, that the financial forecasts, estimates and other information provided by the management of CARGO that we have been directed to utilize for purposes of our analysis and Opinion were reasonably prepared by the management of CARGO on bases reflecting the best currently available estimates and good faith judgments of such management as to a potential liquidation of CARGO and the other

Annex I-2

matters covered thereby, and that such financial forecasts, estimates and other information provide a reasonable basis for our analysis and Opinion. We have relied on the assessments of the management of CARGO as to, among other things, (i) CARGO’s product candidate, pipeline, technology and other intellectual property, and the viability of and risks associated with such product candidate, pipeline, technology and other intellectual property, and (ii) the liquidity needs of, and capital resources available to, CARGO for its business and operations. We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on CARGO or the Transaction or that otherwise would be meaningful in any respect to our analyses or Opinion. We express no opinion as to the financial forecasts, estimates and other information utilized in our analyses or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of CARGO since the dates of the last financial statements made available to us. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of CARGO or any other entity, nor have we been furnished with such materials. We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of CARGO or any other entity. We also have not evaluated the solvency or fair value of CARGO or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which CARGO or any other entity may be a party or subject. Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Agreements or the Transaction, as to which we have assumed that CARGO and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Upfront Cash Amount (to the extent expressly specified herein) from a financial point of view and as of the date hereof, without regard to individual circumstances of specific holders of CARGO Common Stock (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting or acceleration of securities or otherwise) that may distinguish such holders or the securities of CARGO held by such holders, and our Opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of CARGO or otherwise. We express no view as to any other aspect or implication of the Transaction, including, without limitation, the form or structure of the Transaction or any term, aspect or implication of the CVR, any tender and support agreement, guaranty or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so. As the Board of Directors is aware, the credit, financial and stock markets, the industry in which CARGO operates and CARGO’s business and securities, have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on CARGO or the Transaction.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed in all respects relevant to our analysis that the representations and warranties of each party contained in the Agreements are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreements and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We also have assumed that the final versions of the Agreements, when executed, will be substantially similar to the versions

Annex I-3

reviewed by us. We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreements will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers made that would have an adverse effect on CARGO or the Transaction. In addition, we have assumed that the Transaction will be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Upfront Cash Amount. Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. However, our Opinion may be reproduced in full in any Schedule 14D-9 or similar disclosure document relating to the Transaction that is required to be mailed to securityholders of CARGO. Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Transaction or to any securityholder or any other person as to whether to tender shares of CARGO Common Stock in the Tender Offer or take any other action with respect to the Transaction or otherwise. We are not expressing any opinion as to the actual value, price or trading range of CARGO Common Stock or any other securities of CARGO following announcement or consummation of the Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, CARGO’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to other business strategies or transactions that might be available to CARGO. In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Transaction relative to the Upfront Cash Amount, the CVR or otherwise, (ii) the fairness of the Upfront Cash Amount (except to the extent expressly specified herein), the CVR or the Transaction to the holders of any class of securities, creditors or other constituencies of CARGO or (iii) whether Concentra or Merger Sub have sufficient cash, available lines of credit or other sources of funds for the payment of the Upfront Cash Amount and any amounts payable pursuant to the CVR.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Upfront Cash Amount to be received by holders of CARGO Common Stock (other than, as applicable, Tang, Concentra, Merger Sub, and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

TD SECURITIES (USA) LLC

Annex I-4